MANAGEMENT’S DISCUSSION AND ANALYSIS
This Management’s Discussion and Analysis (“MD&A”) of ARC Resources Ltd. (“ARC” or the “Company”) is Management’s analysis of the financial performance and significant trends and external factors that may affect future performance. It is dated May 3, 2017 and should be read in conjunction with the unaudited condensed interim consolidated financial statements (the "financial statements") as at and for the three months ended March 31, 2017, and the MD&A and audited consolidated financial statements as at and for the year ended December 31, 2016, as well as ARC’s Annual Information Form ("AIF"), each of which is filed on SEDAR at www.sedar.com. All financial information is reported in Canadian dollars and all per share information is based on diluted weighted average common shares, unless otherwise noted.
This MD&A contains non-GAAP measures and forward-looking statements. Readers are cautioned that the MD&A should be read in conjunction with ARC’s disclosure under the headings “Non-GAAP Measures,” “Forward-looking Information and Statements,” and "Glossary" included at the end of this MD&A.
ABOUT ARC RESOURCES LTD.
ARC is a dividend-paying Canadian crude oil and natural gas company headquartered in Calgary, Alberta. ARC’s activities focus on the exploration, development and production of conventional crude oil and natural gas in Canada with an emphasis on the development of properties with a large volume of hydrocarbons in place commonly referred to as “resource plays.”
ARC’s vision is to be a leading energy producer, focused on delivering results through its strategy of risk-managed value creation. ARC is committed to providing superior long-term financial returns for its shareholders, realized by its culture where respect for the individual is paramount and action and passion are rewarded. ARC runs its business in a manner that protects the safety of employees, communities and the environment. ARC’s vision is realized through the four pillars of its strategy:

(1)
High-quality, long-life assets – ARC’s unique suite of assets includes primarily Montney and Cardium assets. ARC’s Montney assets consist of world-class resource play properties, concentrated in northeast British Columbia and northern Alberta. The Montney assets provide substantial growth opportunities, which ARC will pursue to create value through long-term profitable development. Other assets are located in Alberta and include core assets in the Cardium formation in the Pembina area of Alberta. These assets deliver stable production and contribute cash to fund future development and support ARC's dividend.

(2)
Operational excellence – In the current competitive environment, achieving top-tier capital efficiency and low cost operations while operating in a safe and environmentally responsible manner are critical to realizing profitability. ARC is committed, where it makes sense, to own and operate its own infrastructure and is deliberate in securing takeaway for its products at optimal pricing.

(3)
Financial flexibility – ARC provides returns to shareholders through a combination of a monthly dividend, currently $0.05 per share per month, and the potential for capital appreciation. ARC’s long-term goal is to fund dividend payments and capital expenditures necessary for the replacement of production declines using funds from operations(1). ARC will finance value-creating growth activities through a combination of sources including funds from operations, proceeds from property dispositions, debt capacity, and when appropriate, equity issuance. ARC chooses to maintain prudent debt levels, targeting its net debt to be between one to 1.5 times annualized funds from operations and less than 20 per cent of total capitalization over the long term(1).

(4)
Top talent and strong leadership culture – ARC is committed to the attraction, retention and development of the best and brightest people in the industry. ARC’s employees conduct business every day in a culture of trust, respect, integrity and accountability. Building leadership talent at all levels of the organization is a key focus. ARC is also committed to corporate leadership through community investment, environmental reporting practices and open communication with all stakeholders. As of May 3, 2017, ARC had 463 permanent employees with 252 professional, technical and support staff in the Calgary office, and 211 individuals located across ARC’s operating areas in Alberta and British Columbia, Canada.

(1)
Refer to Note 8 "Capital Management" in the financial statements and to the sections entitled "Funds from Operations" and "Capitalization, Financial Resources and Liquidity" contained within this MD&A.

ARC Resources Ltd.	1

Total Return to Shareholders
ARC's business plan has resulted in significant operational success and helped mitigate the headwinds of a challenging commodity price environment, resulting in long-term returns that are on par with the Standard & Poor's ("S&P")/Toronto Stock Exchange ("TSX") Exploration & Producers Index (Table 1). Total return includes both capital appreciation and dividend payments and represents the sum of the change in the market price of the common shares or the index in the period assuming dividends are reinvested in the security or the index. Total return is not a standardized measure and therefore may not be comparable with the calculation of similar measures for other entities. This measure is used to assist Management and investors in evaluating the Company's performance and rate of return on a per share basis, to facilitate comparison over time and to its peers.

Table 1

Total Returns (1)	Trailing One Year	Trailing Three Year	Trailing Five Year
Dividends per share outstanding ($)	0.60	2.90	5.30
Capital appreciation (depreciation) per share outstanding ($)	0.11	(11.45)	(3.90)
Total return per share outstanding (%)	3.7	(28.9)	3.8
Annualized total return per share outstanding (%)	3.7	(10.7)	0.7
S&P/TSX Exploration & Producers Index annualized total return (%)	24.1	(12.4)	(4.2)

(1)	Calculated as at March 31, 2017.
Since 2013, ARC’s production has grown by 19,042 boe per day, or 20 per cent, while its proved plus probable reserves have grown by 102.8 MMboe, or 16 per cent. Table 2 highlights ARC’s production and reserves for the first three months of 2017 and over the past four years:
Table 2

	2017 YTD	2016	2015	2014	2013
Production (boe/d) (1)	115,129	118,671	114,167	112,387	96,087
Daily production per thousand shares (2)	0.33	0.34	0.34	0.35	0.31
Proved plus probable reserves (MMboe) (3)(4)	n/a	736.7	686.9	672.7	633.9
Proved plus probable reserves per share (boe)	n/a	2.1	2.0	2.1	2.0

(1)	Reported production amount is based on company interest before royalty burdens.

(2)
Daily production per thousand shares represents average daily production divided by the diluted weighted average common shares for the three months ended March 31, 2017 and for the annual periods ended December 31, 2016, 2015, 2014 and 2013.

(3)	As determined by ARC’s independent reserve evaluator with an effective date of December 31 for the years shown in accordance with the COGE Handbook.

(4)
Company gross reserves are the gross interest reserves before deduction of royalties and without including any royalty interests. For more information, see ARC’s AIF as filed on SEDAR at www.sedar.com and the news release entitled “ARC Resources Ltd. Replaces 260 Per Cent of Produced Reserves Through Development Activities in 2016” dated February 8, 2017.

ARC Resources Ltd.	2

Exhibit 1

Exhibit 1a

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ECONOMIC ENVIRONMENT
ARC’s first quarter 2017 financial and operating results were impacted by commodity prices and foreign exchange rates which are outlined in Table 3 below:
Table 3

	Three Months Ended
	March 31
Selected Benchmark Prices and Exchange Rates (1)	2017	2016	% Change
WTI crude oil (US$/bbl)	51.78	33.63	54
Mixed Sweet Stream Price at Edmonton (Cdn$/bbl)	63.64	40.90	56
NYMEX Henry Hub Last Day Settlement (US$/MMBtu)	3.32	2.09	59
Chicago Citygate Monthly Index (US$/MMBtu)	3.40	2.25	51
AECO 7A Monthly Index (Cdn$/Mcf)	2.94	2.11	39
Cdn$/US$ exchange rate	1.32	1.37	(4)

(1)
The benchmark prices do not reflect ARC's realized sales prices. For average realized sales prices, refer to Table 13 in this MD&A. Prices and exchange rates presented above represent averages for the respective periods.

Global crude oil prices strengthened in the first quarter of 2017 as data signaled that compliance, by both OPEC and non-OPEC members, with the previously agreed-upon production cuts was higher than originally anticipated. This compliance helped to stabilize the global supply/demand imbalance. The WTI benchmark price averaged five per cent higher than the fourth quarter of 2016 and 54 per cent higher than the first quarter of 2016, when crude oil prices had reached multi-year lows. ARC’s crude oil price is primarily referenced to the mixed sweet crude stream price at Edmonton, which increased three per cent in the first quarter of 2017 compared to the fourth quarter of 2016, and increased 56 per cent relative to the first quarter of 2016. The differential between WTI and the mixed sweet crude stream price at Edmonton widened to average a discount of US$3.56 in the first quarter of 2017, 14 per cent more than the fourth quarter of 2016 and narrowed relative to the first quarter of 2016, decreasing seven per cent from the prior year.
Exhibit 2
US natural gas prices, referenced by the average NYMEX Henry Hub Last Day Settlement price, increased 11 per cent relative to the fourth quarter of 2016 and increased 59 per cent relative to the first quarter of 2016. Prices were driven higher by a tight supply/demand balance caused by a combination of rising base load demand and unchanged US production. ARC's realized natural gas price is diversified to multiple sales points including AECO, Station 2, and Chicago hubs. The AECO hub price increased five per cent in the first quarter of 2017 relative to the fourth quarter of 2016 and increased 39 per cent relative to the first quarter of 2016. Despite strong local demand, AECO basis differentials remain wide due to the high marginal transportation costs of alleviating the Western Canadian Sedimentary Basin of its excess supply.

ARC Resources Ltd.	4

Exhibit 2a

The Canadian dollar remained range-bound relative to the US dollar during the first quarter of 2017, averaging Cdn$/US$1.32 (US$/Cdn$0.76). The mild strengthening in the Canadian dollar relative to the US dollar in the first quarter of 2017 compared to the fourth quarter of 2016, as well as compared to the first quarter of 2016, was partially driven by higher commodity prices.

Exhibit 2b

ARC Resources Ltd.	5

ANNUAL GUIDANCE AND FINANCIAL HIGHLIGHTS
The foundation of ARC's business strategy is risk-managed value creation. High-quality assets, operational excellence, financial strength, and top talent are the key principles underpinning ARC's business strategy. ARC's goal is to create shareholder value in the form of regular dividends and anticipated capital appreciation relating to profitable future growth.
ARC's Board of Directors has approved a $750 million capital program for 2017 that focuses on long-term value creation through the development of ARC's crude oil, liquids-rich natural gas, and natural gas Montney assets and ARC's crude oil Cardium assets. The planned budget includes infrastructure investment at Dawson, Parkland/Tower, and Sunrise, as well as strategic investment in the Lower Montney. The capital plan will allow ARC to sustain its base businesses and optimize capital and operating efficiencies across ARC's focused asset base. As planned, ARC's second quarter 2017 production will be lower than the first quarter by a few per cent due to planned maintenance activities and anticipated spring break-up impacts to production and field operations. As commissioning activities for the Dawson Phase III gas processing and liquids-handling facility are initiated in the second quarter of 2017, ARC expects production levels at Dawson to increase through the second half of the year. Full-year 2017 annual production is expected to be in the range of 118,000 to 124,000 boe per day, and ARC anticipates its 2017 exit rate to be in excess of 130,000 boe per day.
Ongoing commodity price volatility may affect ARC's funds from operations and over the long term, profitability of capital programs. As continued volatility is expected, ARC will continue to take steps to mitigate these risks, including managing an active hedging program, focusing on capital and operating efficiencies, and protecting its strong financial position, with a targeted net debt to annualized funds from operations ratio of between one and 1.5 times. ARC will continue to screen projects for profitability in a disciplined manner and will adjust spending and the pace of development, if required, to ensure balance sheet strength is protected. The 2017 capital budget excludes land purchases and property acquisitions or dispositions. ARC will continue to consolidate its land position and grow its presence in key areas through land purchases and property acquisitions. ARC evaluates its asset portfolio on a continuous basis with a view to selling assets that do not meet ARC's investment guidelines. Through the normal course of business, acquisitions and dispositions may occur that would impact the expected production for the year.

ARC Resources Ltd.	6

Table 4 is a summary of ARC’s 2017 annual guidance and a review of 2017 year-to-date results.
Table 4

	2017 Guidance	2017 YTD	% Variance from Guidance
Production
Crude oil (bbl/d)	25,000 - 28,000	24,030	(4)
Condensate (bbl/d)	5,000 - 5,500	4,504	(10)
Natural gas (MMcf/d)	505 - 515	496.2	(2)
NGLs (bbl/d)	4,000 - 4,500	3,893	(3)
Total (boe/d)	118,000 - 124,000	115,129	(2)
Expenses ($/boe)
Operating	6.30 - 6.70	6.74	1
Transportation	2.25 - 2.45	2.42	—
G&A expenses before share-based compensation plans	1.15 - 1.35	1.47	9
G&A - share-based compensation plans (1)	0.65 - 0.75	(0.34)	(152)
Interest	1.00 - 1.20	1.13	—
Current income tax (per cent of funds from operations) (2)	5 - 10	8	—
Capital expenditures before land purchases and net property acquisitions (dispositions) ($ millions)	750	255.2	N/A
Land purchases and net property acquisitions (dispositions) ($ millions)	N/A	5.4	N/A
Weighted average shares, diluted (millions)	353	354	N/A

(1)
Comprises expenses recognized under the RSU and PSU Plan, Share Option Plan and LTRSA Plan, and excludes compensation charges under the DSU Plan. In periods where substantial share price fluctuation occurs, ARC's G&A expenses are subject to greater volatility.

(2)	The current income tax estimates vary depending on the level of commodity prices.
ARC's 2017 guidance is based on full-year 2017 estimates; certain variances exist between 2017 year-to-date actual results and 2017 full-year guidance estimates due to the cyclical and seasonal nature of operations. ARC expects full-year 2017 actual results to closely approximate guidance. On a per boe basis, ARC's first quarter 2017 operating expenses were slightly above the 2017 guidance range due to accelerated maintenance and workover activities in advance of spring break-up. ARC expects full-year operating expenses to trend towards guidance as the year progresses as additional volumes with lower relative costs to operate are brought on-stream in the second half of the year. ARC's first quarter 2017 G&A expenses before share-based compensation were above the 2017 guidance range due primarily to an increase in compensation expenses associated with reducing the size of ARC's workforce. G&A expenses relating to share-based compensation plans were below the 2017 guidance range due to recoveries recorded on ARC's share-based plans due to the decrease in ARC's share price. ARC expects full-year 2017 G&A expenses before share-based compensation to trend towards guidance as the year progresses.

ARC Resources Ltd.	7

Exhibit 3
2017 Production Guidance

ARC Resources Ltd.	8

Exhibit 3a
2017 Expenses Guidance

The guidance information presented is intended to provide shareholders with information on Management’s expectations for results from operations. Readers are cautioned that the guidance may not be appropriate for other purposes.

ARC Resources Ltd.	9

2017 FIRST QUARTER FINANCIAL AND OPERATING RESULTS
Financial Highlights
Table 5

	Three Months Ended
	March 31
($ millions, except per share and volume data)	2017	2016	% Change
Net income	142.5	64.1	122
Net income per share	0.40	0.18	122
Funds from operations (1)	177.2	150.1	18
Funds from operations per share (1)	0.50	0.43	16
Dividends per share (2)	0.15	0.20	(25)
Average daily production (boe/d)	115,129	124,224	(7)

(1)	Refer to Note 8 "Capital Management" in the financial statements and to the section entitled "Funds from Operations" contained within this MD&A.

(2)	Dividends per share are based on the number of shares outstanding at each dividend record date.
Net Income
In the first quarter of 2017, ARC recognized net income of $142.5 million ($0.40 per share), $78.4 million higher than ARC's first quarter of 2016 net income of $64.1 million ($0.18 per share). Netbacks in the first quarter of 2017 were higher by $69.4 million, primarily as a result of improved commodity prices. ARC also recognized a higher gain on risk management contracts in the first quarter of 2017 compared to the same period of the prior year, as well as lower G&A, E&E and DD&A expenses. The increases in net income were partially offset by lower gains on foreign exchange and higher income tax expenses.

ARC Resources Ltd.	10

Exhibit 4

(1)	Includes gain or loss on short-term investments, accretion of ARO, and interest and financing charges.

ARC Resources Ltd.	11

Funds from Operations
ARC considers funds from operations to be a key measure of operating performance as it demonstrates ARC’s ability to generate the necessary funds to fund sustaining capital and future growth through capital investment and to repay debt. Management believes that such a measure provides an insightful assessment of ARC’s operations on a continuing basis by eliminating certain non-cash charges and charges that are nonrecurring. Funds from operations is not a standardized measure and therefore may not be comparable with the calculation of similar measures for other entities.
ARC reports funds from operations in total and on a per share basis. Refer to Note 8 "Capital Management" in the financial statements. Table 6 is a reconciliation of ARC’s net income to funds from operations and cash flow from operating activities:
Table 6

	Three Months Ended
	March 31
($ millions)	2017	2016
Net income	142.5	64.1
Adjusted for the following non-cash items:
DD&A	113.5	134.2
Accretion of ARO	3.2	3.1
E&E expenses	—	1.7
Deferred tax expense	35.5	6.5
Unrealized loss (gain) on risk management contracts	(110.1)	7.2
Unrealized gain on foreign exchange	(7.7)	(67.4)
Other	0.3	0.7
Funds from operations	177.2	150.1
Net change in other liabilities	(21.0)	(1.1)
Change in non-cash operating working capital	35.3	3.7
Cash flow from operating activities	191.5	152.7

ARC Resources Ltd.	12

Details of the change in funds from operations from the three months ended March 31, 2016 to the three months ended March 31, 2017 are included in Table 7 below:
Table 7

	Three Months Ended
	March 31
	$ millions	$/Share
Funds from operations – 2016	150.1	0.43
Volume variance
Crude oil and liquids	(35.3)	(0.09)
Natural gas	0.1	—
Price variance
Crude oil and liquids	64.8	0.19
Natural gas	46.9	0.13
Other income	1.5	—
Realized gain on risk management contracts	(43.9)	(0.13)
Royalties	(7.5)	(0.02)
Expenses
Transportation	(0.2)	—
Operating	(0.9)	—
G&A	19.9	0.06
Interest	1.4	—
Current tax	(20.5)	(0.06)
Realized gain on foreign exchange	0.8	—
Weighted average shares, diluted	—	(0.01)
Funds from operations – 2017	177.2	0.50
Funds from operations increased by 18 per cent in the first quarter of 2017 to $177.2 million from $150.1 million generated in the first quarter of 2016. The increase primarily reflects improved commodity prices and lower G&A expenses. A lower realized gain on risk management contracts, decreased crude oil production and higher current tax expenses partially offset the increase.

ARC Resources Ltd.	13

Exhibit 5

ARC Resources Ltd.	14

2017 Net Income and Funds from Operations Sensitivity
Table 8 illustrates sensitivities of pre-hedged operating items to operational and business environment changes and the resulting impact on net income and funds from operations per share:
Table 8

			Impact on Annual Funds from Operations (6)		Impact on Annual Net Income
	Assumption	Change	Notional amount ($ millions)	$/Share	Notional amount ($ millions)	$/Share
Business Environment (1)
Crude oil price (US$ WTI/bbl) (2)(3)	51.78	1.00	9.2	0.026	9.2	0.026
Natural gas price (Cdn$ AECO/Mcf) (2)(3)	2.94	0.10	9.2	0.026	9.2	0.026
Cdn$/US$ exchange rate (2)(3)(4)	1.32	0.01	3.5	0.010	3.5	0.010
Operational (5)
Crude oil and liquids production volumes (bbl/d)	32,427	1.0%	4.2	0.012	3.9	0.011
Natural gas production volumes (MMcf/d)	496.2	1.0%	3.9	0.011	3.5	0.010
Operating expenses ($/boe)	6.74	1.0%	2.1	0.006	2.1	0.006
G&A expenses ($/boe)	1.13	10.0%	6.4	0.018	6.4	0.018

(1)	Calculations are performed independently and may not be indicative of actual results that would occur when multiple variables change at the same time.

(2)
Prices and rates are indicative of published prices for the first three months of 2017. See Table 13 of this MD&A for additional details. The calculated impact on funds from operations would only be applicable within a limited range of these amounts.

(3)	Analysis does not include the effect of risk management contracts.

(4)	Includes impact of foreign exchange on crude oil, condensate, and NGLs prices that are presented in US dollars.

(5)	Operational assumptions are based upon results for the three months ended March 31, 2017.

(6)	Refer to Note 8 "Capital Management" in the financial statements and to the section entitled "Funds from Operations" contained within this MD&A.
Exhibit 6

(1)	Refer to Note 8 "Capital Management" in the financial statements and to the section entitled "Funds from Operations" contained within this MD&A.

ARC Resources Ltd.	15

Production
Table 9

	Three Months Ended
	March 31
Production	2017	2016	% Change
Light and medium crude oil (bbl/d)	23,205	34,367	(32)
Heavy crude oil (bbl/d)	825	485	70
Condensate (bbl/d)	4,504	3,442	31
Natural gas (MMcf/d)	496.2	489.7	1
NGLs (bbl/d)	3,893	4,319	(10)
Total production (boe/d)	115,129	124,224	(7)
% Natural gas production	72	66	9
% Crude oil and liquids production	28	34	(18)
During the three months ended March 31, 2017, crude oil and liquids production decreased 24 per cent compared to the same period of the prior year. The decrease reflects the disposition of ARC's non-core Saskatchewan assets at the end of the fourth quarter of 2016 that had been producing approximately 7,500 bbl per day prior to disposal, as well as natural declines associated with reduced drilling activity in other non-core areas. Partially offsetting this decrease is the acquisition of certain properties throughout 2016 in the Pembina area of Alberta, producing approximately 3,100 bbl per day.
Natural gas production was 496.2 MMcf per day in the first quarter of 2017, increasing slightly from the 489.7 MMcf per day produced in the first quarter of 2016. The marginal change reflects increased drilling and completions activity in northeast British Columbia and is partially offset by the disposition of certain non-core assets in south central Alberta throughout 2016 which had been producing approximately 7.8 MMcf per day prior to disposal.
Exhibit 7

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Table 10 summarizes ARC’s production by core area for the first quarters of 2017 and 2016:
Table 10

	Three Months Ended March 31, 2017
Production	Total	Crude Oil	Condensate	Natural Gas	NGLs
Core Area	(boe/d)	(bbl/d)	(bbl/d)	(MMcf/d)	(bbl/d)
Dawson	30,900	—	1,054	177.5	258
Parkland/Tower	25,168	5,183	1,976	99.0	1,526
Sunrise	22,753	—	76	135.8	40
Ante Creek	17,430	6,269	452	56.2	1,340
Pembina (1)	11,041	8,426	172	12.0	443
All other (2)	7,837	4,152	774	15.7	286
Total	115,129	24,030	4,504	496.2	3,893

	Three Months Ended March 31, 2016
Production	Total	Crude Oil	Condensate	Natural Gas	NGLs
Core Area	(boe/d)	(bbl/d)	(bbl/d)	(MMcf/d)	(bbl/d)
Dawson	29,359	—	906	169.5	195
Parkland/Tower	29,349	9,204	1,322	100.9	2,006
Sunrise	21,486	—	123	128.1	17
Ante Creek	16,316	5,864	472	52.9	1,165
Pembina (1)	10,035	7,122	192	13.5	477
All other (2)	17,679	12,662	427	24.8	459
Total	124,224	34,852	3,442	489.7	4,319

(1)	Throughout 2016 ARC acquired certain assets in this core area producing approximately 3,100 boe per day.

(2)
During the fourth quarter of 2016, ARC disposed of its remaining non-core assets in Saskatchewan, which had been producing approximately 7,500 boe per day prior to disposal. An additional 1,300 boe per day of non-core assets were disposed throughout 2016.

Exhibit 8
Sales of Crude Oil, Natural Gas, Condensate, NGLs and Other Income
Sales revenue from crude oil, natural gas, condensate, NGLs and other income increased by 34 per cent in the first quarter of 2017 compared to the same period in 2016. The increase primarily reflects higher average realized commodity prices in the first quarter of 2017 compared to the first quarter of 2016 and was partially offset by decreased crude oil production volumes.

ARC Resources Ltd.	17

A breakdown of sales revenue by product is outlined in Table 11:
Table 11

	Three Months Ended
	March 31
Sales Revenue by Product ($ millions)	2017	2016	% Change
Crude oil	133.3	122.5	9
Condensate	26.1	13.2	98
Natural gas	138.5	91.5	51
NGLs	9.1	3.3	176
Total sales revenue from crude oil, natural gas, condensate and NGLs	307.0	230.5	33
Other income	2.2	0.7	214
Total sales revenue	309.2	231.2	34
While ARC’s production mix on a per boe basis is weighted more heavily to natural gas than to crude oil and liquids, ARC's sales revenue contribution is more heavily weighted to crude oil and liquids production as shown by the table below:
Table 12

	Three Months Ended
	March 31
Sales Revenue by Product Type	2017	2016
	% of Total Sales Revenue	% of Total Sales Revenue
Crude oil and liquids	55	60
Natural gas	45	40
Total sales revenue from crude oil, natural gas, condensate and NGLs	100	100
Exhibit 9

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Commodity Prices Prior to Hedging
Table 13

	Three Months Ended
	March 31
	2017	2016	% Change
Average Benchmark Prices
NYMEX Henry Hub Last Day Settlement (US$/MMBtu)	3.32	2.09	59
Chicago Citygate Monthly Index (US$/MMBtu)	3.40	2.25	51
AECO 7A Monthly Index (Cdn$/Mcf)	2.94	2.11	39
WTI crude oil (US$/bbl)	51.78	33.63	54
Cdn$/US$ exchange rate	1.32	1.37	(4)
WTI crude oil (Cdn$/bbl)	68.35	46.07	48
Mixed Sweet Stream Price at Edmonton (Cdn$/bbl)	63.64	40.90	56
ARC Average Realized Prices Prior to Hedging
Crude oil ($/bbl)	61.62	38.64	59
Condensate ($/bbl)	64.44	42.07	53
Natural gas ($/Mcf)	3.10	2.05	51
NGLs ($/bbl)	25.91	8.42	208
Total average realized commodity price prior to other income and hedging ($/boe)	29.63	20.39	45
Other income ($/boe)	0.21	0.06	250
Total average realized price prior to hedging ($/boe)	29.84	20.45	46
In the first quarter of 2017, WTI increased 54 per cent to US$51.78 per barrel as compared to US$33.63 per barrel in the same period in 2016. ARC’s realized crude oil price increased 59 per cent over the same time period, averaging $61.62 per barrel. During the first quarter of 2017, the differential between WTI and Edmonton posted prices narrowed to an average discount of US$3.56 per barrel compared to US$3.84 per barrel in the same period in 2016, while the average exchange rate for the Canadian dollar as compared to the US dollar decreased four per cent to $1.32 from $1.37 at the same time last year. The impact of the increase in WTI and the narrowing of the differential between WTI and the Mixed Sweet Stream Price at Edmonton for crude oil on ARC's average realized crude oil price was partially mitigated by the weakening of the US dollar relative to the Canadian dollar.
ARC's realized natural gas price increased by 51 per cent during the first quarter of 2017 as compared to the same period in 2016. ARC's realized natural gas price is primarily benchmarked against the AECO monthly index, which was 39 per cent higher for the three months ended March 31, 2017 as compared to the same period in 2016. ARC's realized natural gas price was higher than the AECO monthly index price for the three months ended March 31, 2017 as a portion of ARC's production is sold at US Midwest pricing points which settled on average above the AECO monthly index.
Risk Management
ARC maintains a risk management program to reduce the volatility of sales revenues, increase the certainty of funds from operations, and to protect acquisition and development economics. ARC’s risk management program is governed by certain guidelines approved by ARC's Board of Directors (the "Board").
Gains and losses on risk management contracts are composed of both realized gains and losses, representing the portion of risk management contracts that have settled in cash during the period, and unrealized gains or losses that represent the change in the mark-to-market position of those contracts throughout the period. ARC does not employ hedge accounting for any of its risk management contracts currently in place. ARC considers all of its risk management contracts to be effective economic hedges of its underlying business transactions.

ARC Resources Ltd.	19

Table 14 summarizes the total gain or loss on risk management contracts for the first quarter of 2017 compared to the same period in 2016:
Table 14

Risk Management Contracts ($ millions)	Crude Oil & Liquids	Natural Gas	Power	Q1 2017 Total	Q1 2016 Total
Realized gain (loss) on contracts (1)	(0.5)	25.4	(0.5)	24.4	68.3
Unrealized gain (loss) on contracts (2)	34.5	74.9	0.7	110.1	(7.2)
Gain (loss) on risk management contracts	34.0	100.3	0.2	134.5	61.1

(1)	Represents actual cash settlements under the respective contracts.

(2)	Represents the change in fair value of the contracts during the period.
During the three months ended March 31, 2017, ARC recorded gains of $134.5 million on its risk management contracts. These gains comprised realized gains of $24.4 million and unrealized gains of $110.1 million for the three months ended March 31, 2017. The realized gains primarily reflect positive cash settlements received on NYMEX Henry Hub natural gas contracts with an average floor price of US$4.00/MMBtu and on AECO basis swaps at an average ratio of 89.7 per cent, as well as AECO basis swaps at a fixed price of $(0.81)/MMBtu.
ARC's unrealized gains for the three months ended March 31, 2017 reflect lower forward curves for WTI, NYMEX Henry Hub and AECO, as well as a wider AECO basis curve. The positive settlement of expired positions slightly offset the gains.
Table 15 summarizes ARC’s average crude oil and natural gas hedged volumes as at the date of this MD&A. For a complete listing and terms of ARC’s risk management contracts at March 31, 2017, see Note 9 “Financial Instruments and Market Risk Management” in the financial statements.

ARC Resources Ltd.	20

Table 15

Hedge Positions Summary (1)
As at May 3, 2017	Q2 2017		H2 2017		2018		2019		2020		2021
Crude Oil – WTI (2)	US$/bbl	bbl/day	US$/bbl	bbl/day	US$/bbl	bbl/day	US$/bbl	bbl/day	US$/bbl	bbl/day	US$/bbl	bbl/day
Ceiling	55.54	11,000	56.22	14,000	65.39	4,000	65.63	2,000	—	—	—	—
Floor	44.55	11,000	45.71	14,000	50.00	4,000	50.00	2,000	—	—	—	—
Sold Floor	34.38	8,000	35.23	11,000	40.00	4,000	40.00	2,000	—	—	—	—
Crude Oil – Cdn$ WTI (3)	Cdn$/bbl	bbl/day	Cdn$/bbl	bbl/day	Cdn$/bbl	bbl/day	Cdn$/bbl	bbl/day	Cdn$/bbl	bbl/day	Cdn$/bbl	bbl/day
Ceiling	83.38	3,000	—	—	76.25	2,000	—	—	—	—	—	—
Floor	70.00	3,000	—	—	65.00	2,000	—	—	—	—	—	—
Swap	—	—	—	—	72.52	6,000	—	—	—	—	—	—
Total Crude Oil Volumes Hedged (bbl/day)		14,000		14,000		12,000		2,000		—		—

Crude Oil – MSW (Differential to WTI) (4)	US$/bbl	bbl/day	US$/bbl	bbl/day	US$/bbl	bbl/day	US$/bbl	bbl/day	US$/bbl	bbl/day	US$/bbl	bbl/day
Swap	(3.22)	10,000	(3.22)	10,000	(3.45)	5,000	—	—	—	—	—	—

Natural Gas – NYMEX Henry Hub (5)	US$/MMBtu	MMBtu/day	US$/MMBtu	MMBtu/day	US$/MMBtu	MMBtu/day	US$/MMBtu	MMBtu/day	US$/MMBtu	MMBtu/day	US$/MMBtu	MMBtu/day
Ceiling	3.37	20,000	3.37	20,000	3.64	80,000	4.31	70,000	—	—	—	—
Floor	3.00	20,000	3.00	20,000	3.00	80,000	3.46	70,000	—	—	—	—
Sold Floor	—	—	—	—	2.50	80,000	2.25	30,000	—	—	—	—
Swap	4.00	145,000	4.00	145,000	4.00	90,000	—	—	—	—	—	—
Natural Gas – AECO (6)	Cdn$/GJ	GJ/day	Cdn$/GJ	GJ/day	Cdn$/GJ	GJ/day	Cdn$/GJ	GJ/day	Cdn$/GJ	GJ/day	Cdn$/GJ	GJ/day
Ceiling	—	—	—	—	—	—	3.30	10,000	3.60	30,000	—	—
Floor	—	—	—	—	—	—	3.00	10,000	3.08	30,000	—	—
Swap	2.64	60,000	2.78	86,630	2.99	44,932	3.16	20,000	3.35	30,000	—	—
Total Natural Gas Volumes Hedged (MMBtu/day)		221,869		247,110		212,587		98,435		56,869		—

Natural Gas – AECO Basis (Percentage of NYMEX)	AECO/NYMEX	MMBtu/day	AECO/NYMEX	MMBtu/day	AECO/NYMEX	MMBtu/day	AECO/NYMEX	MMBtu/day	AECO/NYMEX	MMBtu/day	AECO/NYMEX	MMBtu/day
Sold Swap	89.7	145,000	89.7	145,000	84.9	90,000	83.7	40,000	—	—	—	—
Natural Gas – AECO Basis (Differential to NYMEX)	US$/MMBtu	MMBtu/day	US$/MMBtu	MMBtu/day	US$/MMBtu	MMBtu/day	US$/MMBtu	MMBtu/day	US$/MMBtu	MMBtu/day	US$/MMBtu	MMBtu/day
Sold Swap	(0.81)	70,000	(0.81)	70,000	(0.78)	80,000	(0.75)	85,000	(0.73)	75,000	(0.94)	15,000
Bought Swap	(1.13)	(50,000)	(1.19)	(50,000)	—	—	—	—	—	—	—	—
Total AECO Basis Volumes (Differential to NYMEX)		20,000		20,000		80,000		85,000		75,000		15,000
Total AECO Basis Volumes Hedged (MMBtu/day)		165,000		165,000		170,000		125,000		75,000		15,000

(1)
The prices and volumes in this table represent averages for several contracts representing different periods. The average price for the portfolio of options listed above does not have the same payoff profile as the individual option contracts. Viewing the average price of a group of options is purely for indicative purposes. All positions are financially settled against the benchmark prices disclosed in Note 9 “Financial Instruments and Market Risk Management” in the financial statements.

(2)	Crude oil prices referenced to WTI.

(3)	Crude oil prices referenced to WTI, multiplied by the Bank of Canada monthly average noon day rate. Effective May 1, 2017, the WM/Reuters Intra-day Spot Rate as of Noon EST will be used.

(4)	MSW differential refers to the discount between WTI and the mixed sweet crude stream price at Edmonton, calculated on a monthly weighted average basis in US$.

(5)	Natural gas prices referenced to NYMEX Henry Hub Last Day Settlement.

(6)	Natural gas prices referenced to AECO 7A Monthly Index.

ARC Resources Ltd.	21

The fair value of ARC’s risk management contracts at March 31, 2017 was a net asset of $264.4 million, representing the expected market price to settle ARC’s contracts at the balance sheet date after any adjustments for credit risk. This may differ from what will eventually be settled in future periods.
Exhibit 10
Operating Netbacks
ARC’s first quarter operating netbacks prior to hedging and including realized hedging gains and losses were $17.98 per boe and $20.34 per boe, representing increases of 72 per cent and 23 per cent as compared to the same period in 2016, respectively.
The components of operating netbacks for the first quarter of 2017 compared to the same period in 2016 are summarized in Table 16:
Table 16

	Three Months Ended
	March 31
Netbacks ($ per boe) (1)	2017	2016	% Change
Total sales (2)	29.63	20.39	45
Royalties	(2.49)	(1.62)	54
Transportation	(2.42)	(2.20)	10
Operating expenses (3)	(6.74)	(6.10)	10
Netback prior to hedging	17.98	10.47	72
Realized hedging gain	2.36	6.04	(61)
Netback after hedging	20.34	16.51	23

(1)	Non-GAAP measure which may not be comparable to similar non-GAAP measures used by other entities. Refer to the section entitled "Non-GAAP Measures" contained within this MD&A.

(2)	Total sales revenue excludes other income.

(3)	Composed of direct costs incurred to operate crude oil and natural gas wells.

ARC Resources Ltd.	22

Exhibit 11

(1)	Non-GAAP measure which may not be comparable to similar non-GAAP measures used by other entities. Refer to the section entitled "Non-GAAP Measures" contained within this MD&A.

(2)	Netbacks have been calculated excluding other income.

(3)	Refer to Note 8 "Capital Management" in the financial statements and to the section entitled "Funds from Operations" contained within this MD&A.
Royalties
Total royalties as a percentage of pre-hedged commodity product sales revenue increased from 7.9 per cent ($1.62 per boe) in the first quarter of 2016 to 8.4 per cent ($2.49 per boe) in the first quarter of 2017. Total royalties increased from $18.3 million in the first quarter of 2016 to $25.8 million in the first quarter of 2017. The increase reflects the sliding scale effect of increased commodity prices on royalty rates in the first quarter of 2017 compared to the same period of the prior year.

ARC Resources Ltd.	23

Exhibit 12
Operating and Transportation Expenses
Operating expenses increased by $0.9 million or one per cent in the first quarter of 2017 as compared to the first quarter of 2016. On a per boe basis, operating expenses have also increased $0.64 per boe to $6.74 per boe in the first quarter of 2017 compared to $6.10 per boe in the first quarter of 2016. Operating expenses increased for this period as increased maintenance activities and workovers offset reductions from the disposition of non-core properties throughout 2016 which had higher average operating costs than ARC's corporate average.
Exhibit 13

ARC Resources Ltd.	24

Transportation expenses increased by $0.2 million or one per cent in the first quarter of 2017 as compared to the first quarter of 2016. On a per boe basis, transportation costs have also increased $0.22 per boe or 10 per cent to $2.42 per boe during the first quarter of 2017 compared to $2.20 per boe in the first quarter of 2016. The increase in transportation expenses is primarily due to an increase in natural gas tolls that became effective at the beginning of 2017 and is partially offset by the decrease in crude oil transportation expenses as a result of the disposition of certain non-core properties at the end of 2016.

Exhibit 14
G&A Expenses and Share-Based Compensation
G&A expenses before share-based compensation expenses decreased by 31 per cent to $15.2 million in the first quarter of 2017 from $21.9 million in the first quarter of 2016. G&A before share-based compensation decreased as ARC had lower corporate and administrative spending during the quarter. In addition, the amount of G&A attributed to capital spending rose as a result of increased capital development activity in the first quarter of 2017 compared to the same period of the prior year.
Table 17 is a breakdown of G&A and share-based compensation expenses:
Table 17

	Three Months Ended
	March 31
G&A and Share-Based Compensation	2017	2016	% Change
($ millions, except per boe)
G&A expenses before share-based compensation expenses (1)	15.2	21.9	(31)
G&A – share-based compensation expenses (recoveries) (2)	(3.5)	9.9	(135)
Total G&A	11.7	31.8	(63)
G&A expenses before share-based compensation expenses per boe	1.47	1.93	(24)
G&A – share-based compensation expenses (recoveries) per boe	(0.34)	0.88	(139)
Total G&A expenses per boe	1.13	2.81	(60)

(1)	Includes expenses recognized under the DSU Plan.

(2)	Comprises expenses recognized under the RSU and PSU, Share Option and LTRSA Plans.

ARC Resources Ltd.	25

Exhibit 15
Share-Based Compensation Plans
Restricted Share Unit and Performance Share Unit Plan
For a description of ARC's various share-based compensation plans and related accounting policies, refer to Note 3 "Summary of Accounting Policies" and Note 19 "Share-Based Compensation Plans" of ARC's audited consolidated financial statements as at and for the year ended December 31, 2016.
ARC recorded a G&A recovery of $4.3 million during the first quarter of 2017 in accordance with the RSU and PSU Plan, as compared to an expense of $8.9 million during the first quarter of 2016. ARC recognized a recovery for the first quarter of 2017 as compared to the same period of the prior year primarily due to the valuation of awards at March 31, 2017 as ARC's TSX share price decreased from $23.11 per share outstanding at December 31, 2016 to $19.00 per share at March 31, 2017. ARC also recognized a further reduction of the valuation of its PSU awards at March 31, 2017 as ARC's total return performance decreased when compared with the total return performance of its peers.
During the three months ended March 31, 2017, ARC made cash payments of $11.2 million in respect of the RSU and PSU Plan ($11.7 million for the three months ended March 31, 2016). Of these payments, $9.2 million were in respect of amounts recorded to G&A expenses ($9.1 million for the three months ended March 31, 2016) and $2.0 million were in respect of amounts recorded to operating expenses and capitalized as PP&E and E&E assets ($2.6 million for the three months ended March 31, 2016). These amounts were accrued in prior periods.
Table 18 shows the changes to the RSU and PSU Plan during 2017:
Table 18

RSU and PSU Plan (number of units, thousands)	RSUs	PSUs (1)	Total RSUs and PSUs
Balance, December 31, 2016	690	1,708	2,398
Granted	194	310	504
Distributed	(149)	(190)	(339)
Forfeited	(39)	(116)	(155)
Balance, March 31, 2017	696	1,712	2,408

(1)	Based on underlying units before any effect of the performance multiplier.

ARC Resources Ltd.	26

Due to the variability in the future payments under the plan, ARC estimates that between $13.4 million and $80.6 million will be paid out in 2017 through 2020 based on the current share price, accrued dividends, and ARC’s market performance relative to its peers. Table 19 is a summary of the range of future expected payments under the RSU and PSU Plan based on variability of the performance multiplier and units outstanding under the RSU and PSU Plan as at March 31, 2017:
Table 19

Value of RSU and PSU Plan as at
March 31, 2017	Performance multiplier
(units thousands and $ millions, except per share)	—	1.0	2.0
Estimated units to vest
RSUs	705	705	705
PSUs	—	1,769	3,538
Total units (1)	705	2,474	4,243
Share price (2)	19.00	19.00	19.00
Value of RSU and PSU Plan upon vesting	13.4	47.0	80.6
2017	3.1	7.3	11.5
2018	5.7	17.1	28.6
2019	3.4	15.5	27.5
2020	1.2	7.1	13.0

(1)	Includes additional estimated units to be issued under the RSU and PSU Plan for dividends accrued to date.

(2)
Per share outstanding. Values will fluctuate over the vesting period based on the volatility of the underlying share price. Assumes a future share price of $19.00, which is based on the TSX closing share price at March 31, 2017.

Deferred Share Unit Plan
At March 31, 2017, ARC had 0.4 million DSUs outstanding under this plan. For the three months ended March 31, 2017, G&A recoveries of $1.2 million were recorded in relation to the DSU Plan (G&A expense of $1.3 million for the same period in 2016).
Share Option Plan
At March 31, 2017, ARC had four million share options outstanding, representing 1.1 per cent of outstanding shares, with a weighted average exercise price of $21.05 per share. At March 31, 2017, approximately 0.7 million share options were exercisable with a weighted average exercise price of $17.62 per share. Compensation expense related to share options of $0.7 million has been recorded during the first quarter of 2017 compared to $0.9 million for the first quarter of 2016 and is included within G&A expenses.
Long-term Restricted Share Award Plan
At March 31, 2017, ARC had 0.2 million restricted shares outstanding under this plan. ARC recorded G&A expenses of $0.1 million relating to the LTRSA Plan during the three months ended March 31, 2017 ($0.1 million for the three months ended March 31, 2016).
Interest and Financing Charges
Interest and financing charges decreased 11 per cent to $11.7 million in the first quarter of 2017 from $13.1 million in the first quarter of 2016. The decrease is due to principal repayments that were made throughout 2016 and the first quarter of 2017.
At March 31, 2017, ARC had $1.0 billion of long-term debt outstanding, including a current portion of $51.1 million that is due for repayment within the next 12 months. ARC's debt balance is fixed at a weighted average interest rate of 4.34 per cent. 96 per cent (US$724.4 million) of ARC’s debt outstanding is denominated in US dollars.

ARC Resources Ltd.	27

Foreign Exchange Gains
ARC recorded a foreign exchange gain of $8.5 million in the first quarter of 2017 compared to a gain of $67.4 million in the first quarter of 2016. During the three months ended March 31, 2016, the value of the US dollar relative to the Canadian dollar decreased to $1.30 from $1.38 at December 31, 2015, resulting in an unrealized gain on the revaluation of ARC's US dollar denominated debt. During the three months ended March 31, 2017, the value of the US dollar relative to the Canadian dollar decreased to $1.33 from $1.34 at December 31, 2016, resulting in a smaller unrealized gain on the revaluation of ARC's US dollar denominated debt.
Table 20 shows the various components of foreign exchange gains and losses:
Table 20

	Three Months Ended
	March 31
Foreign Exchange Gains and Losses ($ millions)	2017	2016	% Change
Unrealized gain on US denominated debt	7.7	67.4	(89)
Realized gain on US denominated transactions	0.8	—	100
Total foreign exchange gain	8.5	67.4	(87)
Taxes
ARC recorded a current income tax expense of $13.5 million in the first quarter of 2017, compared to a recovery of $7.0 million during the first quarter of 2016. The increase in current tax expense for the three months ended March 31, 2017 as compared to the same period in 2016 reflects the loss of income tax pools related to the divestment of ARC's Saskatchewan assets at the end of 2016, as well as a recovery in commodity prices since the beginning of 2016, resulting in higher overall taxable income.
During the first quarter of 2017, a deferred income tax expense of $35.5 million was recorded compared to a deferred income tax expense of $6.5 million in the first quarter of 2016. The increase in deferred tax expense in the first quarter of 2017 primarily relates to an increased unrealized gain on risk management contracts.

The income tax pools (detailed in Table 21) are deductible at various rates and annual deductions associated with the initial tax pools will decline over time.
Table 21

Income Tax Pool Type ($ millions)	March 31, 2017	Annual Deductibility
Canadian oil and gas property expense	176.1	10% declining balance
Canadian development expense	837.4	30% declining balance
Canadian exploration expense	—	100%
Undepreciated capital cost	771.5	Primarily 25% declining balance
Other	11.9	Various rates, 7% declining balance to 20%
Total federal tax pools	1,796.9
Additional Alberta tax pools	6.5	Various rates, 25% declining balance to 100%
DD&A Expenses
For the three months ended March 31, 2017, ARC recorded DD&A expense of $113.5 million as compared to $134.2 million for the three months ended March 31, 2016. The decrease in DD&A per boe for the three months ended March 31, 2017 reflects the effect of an increase in proved plus probable reserves year-over-year, as well as a lower depletable base as result of non-core asset dispositions throughout 2016 having a higher than average DD&A rate.

ARC Resources Ltd.	28

A breakdown of DD&A expense charges is summarized in Table 22:
Table 22

	Three Months Ended
	March 31
DD&A Expenses ($ millions, except per boe amounts)	2017	2016	% Change
Depletion of crude oil and natural gas assets	112.2	132.8	(16)
Depreciation of administrative assets	1.3	1.4	(7)
Total DD&A expenses	113.5	134.2	(15)
DD&A expenses per boe	10.95	11.87	(8)
Capital Expenditures, Acquisitions and Dispositions
Capital expenditures before acquisitions, dispositions or purchases of undeveloped land totaled $255.2 million in the first quarter of 2017 as compared to $59.1 million during the first quarter of 2016. This total includes development and production additions to PP&E of $239.9 million and additions to E&E assets of $15.3 million. PP&E expenditures include additions to crude oil and natural gas development and production assets and administrative assets. E&E expenditures include asset additions in areas that have been determined by Management to be in the E&E stage.
A breakdown of capital expenditures, acquisitions and dispositions is shown in Table 23:
Table 23

	Three Months Ended March 31
	2017			2016
Capital Expenditures ($ millions)	E&E	PP&E	Total	E&E	PP&E	Total	% Change
Geological and geophysical	—	3.2	3.2	0.2	2.6	2.8	14
Drilling and completions	14.1	157.5	171.6	11.0	12.2	23.2	640
Plant and facilities	1.2	77.2	78.4	4.3	28.4	32.7	140
Administrative assets	—	2.0	2.0	—	0.4	0.4	400
Total capital expenditures	15.3	239.9	255.2	15.5	43.6	59.1	332
Undeveloped land	—	5.2	5.2	—	—	—	100
Total capital expenditures including undeveloped land purchases	15.3	245.1	260.4	15.5	43.6	59.1	341
Acquisitions (1)	—	0.2	0.2	—	15.1	15.1	(99)
Total capital expenditures, land purchases and acquisitions	15.3	245.3	260.6	15.5	58.7	74.2	251

(1)	Excludes $0.5 million and $nil of non-cash petroleum and natural gas property transactions in the first quarters of 2017 and 2016, respectively.
During the first quarter of 2017, ARC drilled 46 gross (45 net) wells on operated properties consisting of 29 (28 net) crude oil wells, two natural gas wells, and 15 liquids-rich natural gas wells.
Asset Retirement Obligations
At March 31, 2017, ARC has recorded ARO of $384.9 million ($378.9 million at December 31, 2016) for the future abandonment and reclamation of ARC’s properties. The estimated ARO includes assumptions in respect of actual costs to abandon wells or reclaim the property, the time frame in which such costs will be incurred, as well as annual inflation factors in order to calculate the undiscounted total future liability. The future liability has been discounted at a liability-specific risk-free interest rate of 2.3 per cent (2.3 per cent at December 31, 2016).
Accretion charges of $3.2 million for the three months ended March 31, 2017 ($3.1 million for the same period in 2016), have been recognized in the statements of income to reflect the increase in ARO associated with the passage of time. Actual spending under ARC’s abandonment and reclamation program for the three months ended March 31, 2017 was $9.1 million ($2.1 million for the same period in 2016).
Environmental stewardship is a core value at ARC and abandonment and reclamation activities continue to be made in a prudent, responsible manner with the oversight of the Health, Safety and Environment Committee of the Board. Ongoing

ARC Resources Ltd.	29

abandonment expenditures for all of ARC’s assets are funded entirely out of cash flow from operating activities. ARC’s Liability Management Rating is well within both the British Columbia Oil and Gas Commission's and the Alberta Energy Regulator’s requirements, such that no deposits are required or expected to be required at March 31, 2017 and at the date of this MD&A.
Exhibit 16
Capitalization, Financial Resources and Liquidity
ARC’s long-term goal is to fund current period reclamation expenditures, dividend payments and capital expenditures necessary for the replacement of production declines using only funds from operations. Value-creating activities will be financed with a combination of funds from operations and other sources of capital.
ARC typically uses three markets to raise capital: equity, bank debt and long-term notes. Long-term notes are issued to large institutional investors normally with an average term of five to 12 years. The cost of this debt is based upon two factors: the current rate of long-term government bonds and ARC’s credit spread. ARC’s weighted average interest rate on its outstanding long-term notes is currently 4.34 per cent.
A breakdown of ARC’s capital structure as at March 31, 2017 and December 31, 2016 is outlined in Table 24:
Table 24

Capital Structure and Liquidity ($ millions, except per cent and ratio amounts)	March 31, 2017	December 31, 2016
Long-term debt (1)	1,005.0	1,026.0
Accounts payable and accrued liabilities	254.9	161.8
Dividends payable	17.7	17.7
Cash and cash equivalents, accounts receivable, prepaid expenses and short-term investments	(776.2)	(849.0)
Net debt	501.4	356.5
Market capitalization (2)	6,714.6	8,164.8
Total capitalization	7,216.0	8,521.3
Net debt as a percentage of total capitalization (%)	6.9	4.2
Net debt to annualized funds from operations (ratio)	0.7	0.6

(1)	Includes a current portion of long-term debt of $51.1 million at March 31, 2017 and $51.5 million at December 31, 2016.

(2)	Calculated using the total common shares outstanding at March 31, 2017 multiplied by the TSX closing share price of $19.00 at March 31, 2017 (TSX closing share price of $23.11 at December 31, 2016).

ARC Resources Ltd.	30

Management's long-term strategy is to keep its net debt balance to a ratio of between one to 1.5 times annualized funds from operations and less than 20 per cent of total market capitalization. This strategy has resulted in manageable debt levels to date and has positioned ARC to remain well within its debt covenants. Refer to Note 8 "Capital Management" in the financial statements.
ARC closed the quarter with a strong balance sheet with $501.4 million of net debt outstanding, which was approximately seven per cent of ARC's total capitalization. At March 31, 2017, ARC's net debt to 2017 annualized funds from operations ratio was 0.7 times as ARC received proceeds in 2016 from dispositions completed in the fourth quarter. The proceeds from ARC's dispositions in 2016 are currently held in short-term investment-grade assets. Over time, ARC expects its net debt to funds from operations ratio to return to the target levels of between one to 1.5 times annualized funds from operations as the proceeds will be reinvested to fund profitable capital development in ARC’s core areas.
Exhibit 17

(1)	Refer to Note 8 "Capital Management" in the financial statements and to the section entitled "Funds from Operations” contained within this MD&A.

ARC Resources Ltd.	31

The following exhibits the balance of cash inflows and outflows over the past four years and for the year-to-date. In any period when cash outflows exceed inflows, ARC’s net debt balance will increase to cover the shortfall and will decrease in any period when inflows exceed outflows.
Exhibit 18

ARC Resources Ltd.	32

Table 25

($ millions)	2017 YTD	2016	2015	2014	2013
Cash Inflows
Funds from operations (1)	177.2	633.3	773.4	1,124.0	861.8
DRIP & SDP	3.0	117.1	195.5	151.0	130.1
Equity issuance (net proceeds)	—	—	386.1	—	—
Dispositions (2)	—	705.4	88.8	39.3	89.8
Reclamation fund withdrawals	1.9	—	0.9	—	—
Total	182.1	1,455.8	1,444.7	1,314.3	1,081.7
Cash Outflows
Dividends declared	53.1	228.2	410.5	380.2	374.0
Capital expenditures (3)	260.3	455.6	547.9	1,007.6	874.2
Acquisitions (2)	0.2	172.9	14.4	73.5	36.4
Asset retirement obligations	9.1	13.0	12.3	23.0	18.5
Reclamation fund contributions	—	2.0	—	2.6	2.8
Total	322.7	871.7	985.1	1,486.9	1,305.9

(1)	Refer to Note 8 "Capital Management" in the financial statements and to the section entitled "Funds from Operations" contained within this MD&A.

(2)	Excludes non-cash property transactions.

(3)	Excludes capital expenditures attributable to non-cash share options and asset retirement expenditures.
At March 31, 2017, ARC had total available credit capacity of approximately $2.2 billion with debt of $1.0 billion currently outstanding. ARC’s long-term debt balance includes a current portion of $51.1 million at March 31, 2017 ($51.5 million at December 31, 2016), reflecting principal payments that are due to be paid within the next 12 months. ARC intends to finance these obligations by using cash on hand or drawing on its syndicated credit facility at the time the payments are due.
ARC's low debt level allows for greater certainty around the availability of the funding necessary to execute on its long-term business plans. As a result, ARC believes that issuing equity through the DRIP and SDP is no longer necessary to fund future growth initiatives identified in its long-term strategy. On February 8, 2017, ARC's Board of Directors approved the elimination of the DRIP and SDP. By eliminating these programs, ARC will be able to maximize shareholder value over the long term and eliminate the dilutive effect of the DRIP and SDP to ARC's existing shareholder base. Elimination of the DRIP and SDP was effective for the March dividend which was paid on April 17, 2017 to shareholders of record on March 31, 2017. Shareholders that were enrolled in either the DRIP or SDP will now automatically receive dividend payments in the form of cash.
ARC’s debt agreements contain a number of covenants, all of which were met as at March 31, 2017. These agreements are available at www.sedar.com. ARC calculates its covenants quarterly. The major financial covenants of the syndicated credit facility are described below:
Table 26

Covenant Description	Estimated Position at March 31, 2017 (1)
Long-term debt and letters of credit not to exceed three and a quarter times trailing 12 month net income before non-cash items, income taxes and interest expense	1.4
Long-term debt, letters of credit, and subordinated debt not to exceed four times trailing 12 month net income before non-cash items, income taxes and interest expense	1.4
Long-term debt and letters of credit not to exceed 50 per cent of the book value of shareholders’ equity and long-term debt, letters of credit and subordinated debt	20%

(1)	Estimated position, subject to final approval.

ARC Resources Ltd.	33

Shareholders’ Equity
At March 31, 2017, there were 353.4 million shares outstanding and four million share options outstanding under ARC's Share Option Plan. For more information on the Share Option Plan, refer to the section entitled "Share Option Plan” contained within this MD&A.
At March 31, 2017, ARC had 0.2 million restricted shares outstanding under its LTRSA Plan. For more information on the restricted shares outstanding and held in trust under ARC's LTRSA Plan, refer to the section entitled "Long-term Restricted Share Award Plan” contained within this MD&A.
Dividends
In the first quarter of 2017, ARC declared dividends totaling $53.1 million ($0.15 per share outstanding) compared to $69.9 million ($0.20 per share outstanding) during the first quarter of 2016. ARC reduced its monthly dividend to $0.05 per share outstanding commencing with the February 2016 dividend payable March 15, 2016.
As a dividend-paying corporation, ARC declares monthly dividends to its shareholders. ARC continually assesses dividend levels in light of commodity prices, capital expenditure programs, and production volumes to ensure that dividends are in line with the long-term strategy and objectives of ARC as per the following guidelines:

•
To maintain a dividend policy that, in normal times, in the opinion of Management and the Board, is sustainable after factoring in the impact of current commodity prices on funds from operations. ARC’s objective is to normalize the effect of volatility of commodity prices rather than to pass that volatility onto shareholders in the form of fluctuating monthly dividends.

•
To maintain ARC’s financial flexibility, by reviewing ARC’s level of debt to equity and debt to funds from operations. The use of funds from operations and proceeds from equity offerings to fund capital development activities reduces the need to use debt to finance these expenditures.

ARC's business strategy is focused on value creation and long-term returns to shareholders, with the dividend being an important component. As a result of the reduction of the monthly dividend to $0.05 per share outstanding in February 2016 and an increase in FFO in the first quarter of 2017 compared to the same period of the prior year, ARC’s dividend as a percent of funds from operations has decreased from an average of 47 per cent in the first quarter of 2016 to an average of 30 per cent in the first quarter of 2017. ARC believes that it is currently positioned to sustain current dividend levels despite the volatile commodity price environment.
Exhibit 19
The actual amount of future monthly dividends is proposed by Management and is subject to the approval and discretion of the Board. The Board reviews future dividends in conjunction with their review of quarterly financial and operating results. On April 17, 2017, ARC confirmed that a dividend of $0.05 per common share designated as an eligible dividend will be paid on May 15, 2017 to shareholders of record on April 28, 2017 with an ex-dividend date of April 26, 2017.

ARC Resources Ltd.	34

Please refer to ARC’s website at www.arcresources.com for details of the estimated monthly dividend amounts and dividend dates for 2017.
Environmental Initiatives Impacting ARC
ARC operates in jurisdictions that have regulated or have proposed to regulate greenhouse gas (“GHG”) emissions and other air pollutants. While some regulations are in effect, others are at various stages of review, discussion and implementation. There is uncertainty around how any future federal legislation will harmonize with provincial regulation, as well as the timing and effects of regulations. Climate change regulation at both the federal and provincial level has the potential to significantly affect the regulatory environment of the crude oil and natural gas industry in Canada. Such regulations impose certain costs and risks on the industry. In general, there is some uncertainty with regard to the impacts of federal or provincial climate change and environmental laws and regulations, as it is currently not possible to predict the extent of future requirements. Any new laws and regulations, or additional requirements to existing laws and regulations, could have a material impact on the Company's operations and cash flow.
Additional information is available in ARC’s AIF that is filed on SEDAR at www.sedar.com and ARC's Sustainability Report available at www.arcresponsibility.com.
Contractual Obligations and Commitments
The following is a summary of ARC’s contractual obligations and commitments as at March 31, 2017:

Table 27

	Payments Due by Period
($ millions)	1 Year	2-3 Years	4-5 Years	Beyond 5 Years	Total
Debt repayments (1)	51.1	143.9	306.4	503.6	1,005.0
Interest payments (2)	42.8	74.5	53.3	35.0	205.6
Reclamation fund contributions (3)	3.1	5.9	5.5	42.2	56.7
Purchase commitments	46.4	9.5	0.4	—	56.3
Transportation commitments	96.2	196.4	165.0	464.6	922.2
Operating leases	16.1	29.5	28.0	28.0	101.6
Risk management contract premiums (4)	4.5	0.8	—	—	5.3
Total contractual obligations and commitments	260.2	460.5	558.6	1,073.4	2,352.7

(1)	Long-term and current portion of long-term debt.

(2)	Fixed interest payments on senior notes.

(3)	Contribution commitments to a restricted reclamation fund associated with the Redwater property.

(4)	Fixed premiums to be paid in future periods on certain commodity price risk management contracts.
In the first quarter of 2017, ARC increased its transportation commitments as it continued to pursue natural gas takeaway with participation in TransCanada Pipeline's ("TCPL") North Montney Mainline Project, and additional diversification with participation in TCPL's Mainline open season.
In addition to the above risk management contract premiums, ARC has commitments related to its risk management program (see Note 9). As the premiums are related to the underlying risk management contract, they have been recorded at fair market value at March 31, 2017 in the consolidated balance sheets (the "balance sheets") as part of risk management contracts.
ARC enters into commitments for capital expenditures in advance of the expenditures being made. At a given point in time, it is estimated that ARC has committed to capital expenditures equal to approximately one quarter of its capital budget by means of giving the necessary authorizations to incur the capital expenditures in a future period.
ARC is involved in litigation and claims arising in the normal course of operations. Management is of the opinion that pending litigation will not have a material impact on ARC’s financial position or results of operations and therefore Table 27 does not include any commitments for outstanding litigation and claims.

ARC Resources Ltd.	35

Off-Balance Sheet Arrangements
ARC's lease agreements, which are reflected in the Contractual Obligations and Commitments table (Table 27), were entered into in the normal course of operations. All of these leases have been treated as operating leases whereby the lease payments are included in operating expenses or G&A expenses depending on the nature of the lease. No asset or liability value has been assigned to these leases on the balance sheet as of March 31, 2017.
Critical Accounting Estimates
ARC has continuously refined and documented its management and internal reporting systems to ensure that accurate, timely, internal and external information is gathered and disseminated.
ARC’s financial and operating results incorporate certain estimates including:

•	estimated sales revenues, royalties and operating expenses on production as at a specific reporting date but for which actual revenues and costs have not yet been received;

•	estimated capital expenditures on projects that are in progress;

•	estimated DD&A charges that are based on estimates of crude oil and natural gas reserves that ARC expects to recover in the future;

•
estimated fair values of financial instruments that are subject to fluctuation depending upon the underlying commodity prices, foreign exchange rates and interest rates, volatility curves and the risk of non-performance;

•	estimated value of ARO that is dependent upon estimates of future costs and timing of expenditures;

•	estimated fair value of business combinations;

•	estimated future recoverable value of PP&E, E&E and goodwill and any associated impairment charges or recoveries; and

•
estimated compensation expense under ARC’s share-based compensation plans including the PSUs awarded under the RSU and PSU Plan that is based on an adjustment to the final number of PSU awards that eventually vest based on a performance multiplier, the Share Option Plan and the LTRSA Plan.

ARC has hired individuals and consultants who have the skills required to make such estimates and ensures that individuals or departments with the most knowledge of the activity are responsible for the estimates. Further, past estimates are reviewed and compared to actual results, and actual results are compared to budgets in order to make more informed decisions on future estimates. For further information on the determination of certain estimates inherent in the financial statements, refer to Note 5 “Management Judgments and Estimation Uncertainty” in the financial statements as at and for the year ended December 31, 2016.
ARC’s leadership team’s mandate includes ongoing development of procedures, standards and systems to allow ARC staff to make the best decisions possible and ensuring those decisions are in compliance with ARC’s environmental, health and safety policies.
ASSESSMENT OF BUSINESS RISKS
The ARC management team is focused on long-term strategic planning and has identified the key risks, uncertainties and opportunities associated with ARC’s business that can impact the financial results. They include, but are not limited to:

•	volatility of crude oil, natural gas, condensate and NGLs prices;

•	refinancing and debt service;

•	access to capital markets;

•	retention of key personnel;

•	operational matters;

•	availability of third-party pipeline and processing infrastructure;

•	reserves and resources estimates;

ARC Resources Ltd.	36

•	depletion of reserves and maintenance of dividend;

•	counterparty risk;

•	variations in interest rates and foreign exchange rates;

•	changes in income tax legislation;

•	changes in government royalty legislation;

•	environmental concerns and changes in environmental legislation;

•	acquisitions; and

•	information technology systems
Additional information is available in ARC’s AIF that is filed on SEDAR at www.sedar.com.
PROJECT RISKS
ARC manages a variety of small and large projects and plans to continue with the development of several capital projects throughout 2017. Project delays may impact expected revenues from operations. Significant project cost overruns could make a project uneconomic. ARC's ability to execute projects and market crude oil and natural gas depends upon numerous factors beyond its control, including:

•	availability of processing capacity;

•	availability and proximity of pipeline capacity;

•	availability of storage capacity;

•	supply of and demand for crude oil and natural gas;

•	availability of alternative fuel sources;

•	effects of inclement weather;

•	availability of drilling-related equipment and resources;

•	unexpected cost increases;

•	accidental events;

•	changes in regulations; and

•	availability and productivity of skilled labour.
Because of these factors, ARC could be unable to execute projects on time, on budget or at all, and may not be able to effectively market the crude oil and natural gas that ARC produces.
CONTROL ENVIRONMENT
Internal Controls over Financial Reporting
ARC is required to comply with National Instrument 52-109 “Certification of Disclosure in Issuers’ Annual and Interim Filings.” The certification of interim filings for the interim period ended March 31, 2017 requires that ARC disclose in the interim MD&A any changes in ARC’s internal controls over financial reporting that occurred during the period that have materially affected, or are reasonably likely to materially affect, ARC’s internal controls over financial reporting. ARC confirms that no such changes were made to its internal controls over financial reporting during the three months ended March 31, 2017.

ARC Resources Ltd.	37

FINANCIAL REPORTING UPDATE
Future Accounting Policy Changes
In April 2016, the IASB issued its final amendments to IFRS 15 Revenue from Contracts with Customers, which replaces IAS 18 Revenue, IAS 11 Construction Contracts, and related interpretations. IFRS 15 provides a single, principles-based five-step model to be applied to all contracts with customers. The standard requires an entity to recognize revenue to reflect the transfer of goods and services for the amount it expects to receive, when control is transferred to the purchaser. Disclosure requirements have also been expanded. The standard is required to be adopted either retrospectively or using a modified retrospective approach for annual periods beginning on or after January 1, 2018, with earlier adoption permitted. IFRS 15 will be applied by ARC on January 1, 2018. The Company has created a project plan and is currently in the process of reviewing its various revenue streams and underlying contracts with customers to determine the impact, if any, that the adoption of IFRS 15 will have on its financial statements, as well as the impact that adoption of the standard will have on disclosure.
In July 2014, the IASB completed the final elements of IFRS 9 Financial Instruments. The standard supersedes earlier versions of IFRS 9 and completes the IASB’s project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 introduces a single approach to determine whether a financial asset is measured at amortized cost or fair value and replaces the multiple rules in IAS 39. The approach is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. For financial liabilities, IFRS 9 retains most of the requirements of IAS 39; however, where the fair value option is applied to financial liabilities, any change in fair value resulting from an entity’s own credit risk is recorded in OCI rather than the statement of income, unless this creates an accounting mismatch. The Company anticipates that adoption of IFRS 9 will result in changes to the classification of the Company’s financial assets but will not change the classification of the Company’s financial liabilities. The Company does not anticipate any material changes in the carrying values of the Company’s financial instruments as a result of the adoption of IFRS 9. In addition, IFRS 9 introduces a new expected credit loss model for calculating impairment of financial assets, replacing the incurred loss impairment model required by IAS 39. ARC does not anticipate that the new impairment model will result in material changes to the valuation of its financial assets on adoption of IFRS 9. IFRS 9 also contains a new model to be used for hedge accounting. The Company does not currently apply hedge accounting to its risk management contracts and does not currently intend to apply hedge accounting to any of its existing risk management contracts on adoption of IFRS 9. The standard will come into effect for annual periods beginning on or after January 1, 2018, with earlier adoption permitted. IFRS 9 will be applied on a retrospective basis by ARC on January 1, 2018.
In January 2016, the IASB issued IFRS 16 Leases, which replaces IAS 17 Leases. For lessees applying IFRS 16, a single recognition and measurement model for leases would apply, with required recognition of assets and liabilities for most leases. The standard will come into effect for annual periods beginning on or after January 1, 2019, with earlier adoption permitted if the entity is also applying IFRS 15 Revenue from Contracts with Customers. The standard is required to be adopted either retrospectively or using a modified retrospective approach. IFRS 16 will be applied by ARC on January 1, 2019 and the Company is currently evaluating the impact of the standard on ARC's financial statements.
Non-GAAP Measures
Throughout this MD&A, the company uses the term operating netback (“netback”) to analyze operating performance. This non-GAAP measure does not have any standardized meaning prescribed by GAAP and therefore may not be comparable with the calculation of similar measures for other entities. ARC calculates netback on a per boe basis as sales revenue less royalties, operating and transportation expenses. ARC discloses netback both prior to realized hedging gains or losses and after the impacts of hedging are included. Realized gains or losses represent the portion of risk management contracts that have settled in cash during the period and disclosing this impact provides Management and investors with transparent measures that reflect how ARC's risk management program can impact netback metrics. Management feels that netback is a key industry benchmark and a measure of performance for ARC that provides investors with information that is commonly used by other crude oil and natural gas companies. This measurement assists Management and investors in evaluating operating results on a per boe basis to better analyze performance on a comparable basis. Netback is disclosed in Table 16 within this MD&A.
Forward-looking Information and Statements
This MD&A contains certain forward-looking information and statements within the meaning of applicable securities laws. The use of any of the words "expect," "anticipate," "continue," "estimate," "objective," "ongoing," "may," "will," "project," "should," "believe," "plans," "intends," "strategy," and similar expressions are intended to identify forward-looking information or statements. In particular, but without limiting the foregoing, this MD&A contains forward-looking information and statements pertaining to the following: ARC’s financial goals under the heading “About ARC Resources Ltd.," ARC’s

ARC Resources Ltd.	38

view of future crude oil, natural gas, condensate and NGLs pricing under the heading “Economic Environment,” ARC’s guidance for 2017 under the heading “Annual Guidance and Financial Highlights,” ARC’s risk management plans for 2017 and beyond under the heading “Risk Management,” ARC's view on the impact of the government of Alberta's recently announced Modernized Royalty Framework ("MRF") on ARC's results of operations under the heading "Royalties," ARC’s view as to the estimated future payments under the RSU and PSU Plan under the heading “Share-Based Compensation Plans,” the financing information relating to raising capital under the heading "Capitalization, Financial Resources and Liquidity," ARC's plans in relation to future dividend levels under the heading "Dividends," ARC’s estimates of normal course obligations under the heading “Contractual Obligations and Commitments,” and a number of other matters, including the amount of future asset retirement obligations, future liquidity and financial capacity, future results from operations and operating metrics, future costs, expenses and royalty rates, future interest costs, and future development, exploration, acquisition and development activities (including drilling plans) and related capital expenditures.
The forward-looking information and statements contained in this MD&A reflect several material factors and expectations and assumptions of ARC including, without limitation: that ARC will continue to conduct its operations in a manner consistent with past operations; the general continuance of current industry conditions; the continuance of existing (and in certain circumstances, the implementation of proposed) tax, royalty and regulatory regimes; the accuracy of the estimates of ARC's reserves and resource volumes; certain commodity price and other cost assumptions; and the continued availability of adequate debt and equity financing and funds from operations to fund its planned expenditures. ARC believes the material factors, expectations and assumptions reflected in the forward-looking information and statements are reasonable, but no assurance can be given that these factors, expectations and assumptions will prove to be correct.
The forward-looking information and statements included in this MD&A are not guarantees of future performance and should not be unduly relied upon. Such information and statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information or statements including, without limitation: changes in commodity prices; changes in the demand for or supply of ARC's products; changes to government regulations including royalty rates, taxes and environmental and climate change regulation; market access constraints or transportation interruptions, unanticipated operating results or production declines; changes in development plans of ARC or by third-party operators of ARC's properties, increased debt levels or debt service requirements; inaccurate estimation of ARC's crude oil and natural gas reserve and resource volumes; limited, unfavorable or a lack of access to capital markets; increased costs; a lack of adequate insurance coverage; the impact of competitors; and certain other risks detailed from time to time in ARC's public disclosure documents (including, without limitation, those risks identified in this MD&A and in ARC's AIF).
The forward-looking information and statements contained in this MD&A speak only as of the date of this MD&A, and none of ARC or its subsidiaries assumes any obligation to publicly update or revise them to reflect new events or circumstances, except as may be required pursuant to applicable laws.

ARC Resources Ltd.	39

QUARTERLY HISTORICAL REVIEW

($ millions, except per share amounts)	2017	2016				2015
FINANCIAL	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Sales of crude oil, natural gas, condensate, NGLs and other income	309.2	331.8	265.6	234.9	231.2	285.9	279.5	321.7
Per share, basic	0.87	0.94	0.76	0.67	0.66	0.83	0.82	0.95
Per share, diluted	0.87	0.94	0.75	0.67	0.66	0.83	0.82	0.94
Net income (loss)	142.5	167.0	28.3	(58.1)	64.1	(55.0)	(235.0)	(51.0)
Per share, basic	0.40	0.47	0.08	(0.17)	0.18	(0.16)	(0.69)	(0.15)
Per share, diluted	0.40	0.47	0.08	(0.17)	0.18	(0.16)	(0.69)	(0.15)
Funds from operations (1)	177.2	188.5	153.0	141.7	150.1	200.7	174.9	206.3
Per share, basic	0.50	0.53	0.44	0.40	0.43	0.58	0.51	0.61
Per share, diluted	0.50	0.53	0.44	0.40	0.43	0.58	0.51	0.61
Dividends declared	53.1	52.9	52.9	52.5	69.9	103.8	103.0	102.1
Per share (2)	0.15	0.15	0.15	0.15	0.20	0.30	0.30	0.30
Total assets	6,169.3	5,990.5	5,968.4	5,891.1	5,893.7	5,932.2	6,072.4	6,346.0
Total liabilities	2,591.4	2,505.7	2,622.3	2,547.0	2,466.1	2,543.7	2,578.3	2,565.7
Net debt outstanding (3)	501.4	356.5	1,009.4	969.3	868.4	985.1	981.1	878.1
Weighted average shares	353.4	352.8	351.7	350.5	348.7	345.6	342.8	340.4
Weighted average shares, diluted	353.7	353.5	352.3	350.5	348.9	345.6	342.8	340.4
Shares outstanding, end of period	353.4	353.3	352.2	351.1	349.8	347.1	344.2	341.5
CAPITAL EXPENDITURES
Geological and geophysical	3.2	1.8	3.5	4.3	2.8	2.5	8.0	3.1
Drilling and completions	171.6	89.1	59.0	55.7	23.2	108.5	117.9	51.8
Plant and facilities	78.4	65.9	59.8	52.2	32.7	37.3	37.8	43.2
Administrative assets	2.0	2.4	0.2	0.4	0.4	1.2	0.5	0.3
Total capital expenditures	255.2	159.2	122.5	112.6	59.1	149.5	164.2	98.4
Undeveloped land	5.2	2.7	—	—	—	4.6	0.6	0.1
Total capital expenditures, including undeveloped land purchases	260.4	161.9	122.5	112.6	59.1	154.1	164.8	98.5
Acquisitions	0.2	14.6	31.6	111.6	15.1	0.3	—	14.1
Dispositions	—	(702.1)	(0.3)	(3.0)	—	(42.2)	(20.7)	(14.9)
Total capital expenditures, land purchases and net acquisitions and dispositions	260.6	(525.6)	153.8	221.2	74.2	112.2	144.1	97.7
OPERATING
Production
Crude oil (bbl/d)	24,030	29,885	29,642	31,702	34,852	33,899	29,397	31,958
Condensate (bbl/d)	4,504	3,767	3,562	3,733	3,442	3,631	3,361	3,139
Natural gas (MMcf/d)	496.2	478.4	466.7	467.5	489.7	469.1	425.1	426.0
NGLs (bbl/d)	3,893	4,220	4,221	4,336	4,319	3,523	3,653	3,795
Total (boe/d)	115,129	117,611	115,205	117,695	124,224	119,243	107,261	109,900
Average realized prices, prior to hedging
Crude oil ($/bbl)	61.62	59.20	52.43	52.80	38.64	49.24	52.43	64.49
Condensate ($/bbl)	64.44	58.97	50.81	51.20	42.07	49.80	53.00	64.84
Natural gas ($/Mcf)	3.10	3.10	2.35	1.39	2.05	2.59	3.03	2.88
NGLs ($/bbl)	25.91	20.77	12.67	13.60	8.42	10.73	5.68	9.53
Oil equivalent ($/boe)	29.63	30.29	25.03	21.87	20.39	26.01	28.22	32.10
TRADING STATISTICS (4)
($, based on intra-day trading)
High	23.70	24.94	24.08	23.35	20.15	22.49	21.97	25.60
Low	18.26	21.55	20.88	17.43	14.43	15.39	15.57	21.02
Close	19.00	23.11	23.73	22.11	18.89	16.70	17.64	21.40
Average daily volume (thousands)	1,104	837	691	1,029	1,388	1,302	1,085	819

(1)	Refer to Note 8 "Capital Management" in the financial statements and to the section entitled "Funds from Operations" contained within this MD&A.

(2)	Dividends per share are based on the number of shares outstanding at each dividend record date.

(3)	Refer to Note 8 "Capital Management" in the financial statements and to the section entitled "Capitalization, Financial Resources and Liquidity" contained within this MD&A.

(4)	Trading statistics denote trading activity on the Toronto Stock Exchange only.

ARC Resources Ltd.	40

GLOSSARY
The following is a list of abbreviations that may be used in this MD&A:
Measurement
bbl        barrel
bbl/d        barrels per day
Mbbls        thousand barrels
MMbbls        million barrels

boe (1)        barrels of oil equivalent
boe/d (1)        barrels of oil equivalent per day
Mboe (1)        thousands of barrels of oil equivalent
MMboe (1)    millions of barrels of oil equivalent

Mcf        thousand cubic feet
Mcf/d        thousand cubic feet per day
MMcf        million cubic feet
MMcf/d        million cubic feet per day
Bcf        billion cubic feet

MMBtu        million British Thermal Units
GJ        gigajoule

(1)
ARC has adopted the standard of 6 Mcf:1 bbl when converting natural gas to boe. Boe may be misleading, particularly if used in isolation. A boe conversion ratio of six Mcf per barrel is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different than the energy equivalency of the 6:1 conversion ratio, utilizing the 6:1 conversion ratio may be misleading as an indication of value.

Financial and Business Environment
ARO            asset retirement obligations
CGU            cash-generating unit
COGE Handbook        The Canadian Oil and Gas Evaluation Handbook prepared jointly by the Society of Petroleum
Evaluation Engineers (Calgary chapter) and the Canadian Institute of Mining, Metallurgy &
Petroleum
DD&A            depletion, depreciation and amortization
DRIP            Dividend Reinvestment Plan
DSU            Deferred Share Unit
E&E            exploration and evaluation
GAAP            generally accepted accounting principles
G&A            general and administrative
IAS            International Accounting Standard
IASB            International Accounting Standards Board
IFRS            International Financial Reporting Standards
LTRSA            Long-term Restricted Share Award
MSW            Mixed Sweet Blend
NGLs            natural gas liquids
NYMEX            New York Mercantile Exchange
PP&E            property, plant and equipment
PSU            Performance Share Unit
RSU            Restricted Share Unit
SDP            Stock Dividend Program
WTI            West Texas Intermediate

ARC Resources Ltd.	41

ARC RESOURCES LTD.
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS (unaudited)
As at

(Cdn$ millions)	March 31, 2017	December 31, 2016

ASSETS
Current assets
Cash and cash equivalents	190.2	222.2
Short-term investments	451.8	450.0
Accounts receivable	123.4	164.7
Prepaid expenses	10.8	12.1
Risk management contracts (Note 9)	101.3	59.0
Assets held for sale	243.5	242.3
	1,121.0	1,150.3
Reclamation fund	34.3	36.5
Risk management contracts (Note 9)	175.7	123.4
Exploration and evaluation assets (Note 4)	328.8	313.2
Property, plant and equipment (Note 5)	4,261.3	4,118.9
Goodwill	248.2	248.2
Total assets	6,169.3	5,990.5

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	254.9	161.8
Current portion of long-term debt (Note 6)	51.1	51.5
Current portion of asset retirement obligations (Note 7)	15.5	15.5
Dividends payable (Note 10)	17.7	17.7
Risk management contracts (Note 9)	12.6	28.9
Liabilities associated with assets held for sale	171.0	171.1
	522.8	446.5
Long-term debt (Note 6)	953.9	974.5
Long-term incentive compensation liability (Note 11)	13.5	24.6
Other deferred liabilities	12.0	12.4
Asset retirement obligations (Note 7)	369.4	363.4
Deferred taxes	719.8	684.3
Total liabilities	2,591.4	2,505.7

SHAREHOLDERS’ EQUITY
Shareholders’ capital	4,658.0	4,654.9
Contributed surplus	18.5	17.6
Deficit	(1,098.6)	(1,188.0)
Accumulated other comprehensive income	—	0.3
Total shareholders’ equity	3,577.9	3,484.8
Total liabilities and shareholders’ equity	6,169.3	5,990.5
Commitments and contingencies (Note 12)
See accompanying notes to the unaudited condensed interim consolidated financial statements.

ARC Resources Ltd.	42

ARC RESOURCES LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF INCOME (unaudited)
For the three months ended March 31

(Cdn$ millions, except per share amounts)	2017	2016

Sales of crude oil, natural gas, condensate, natural gas liquids and other income	309.2	231.2
Royalties	(25.8)	(18.3)
Revenue	283.4	212.9

Gain on risk management contracts (Note 9)	134.5	61.1
Revenue and risk management contracts	417.9	274.0

Transportation	25.0	24.8
Operating	69.9	69.0
Exploration and evaluation expenses (Note 4)	—	1.7
General and administrative	11.7	31.8
Interest and financing charges	11.7	13.1
Accretion of asset retirement obligations (Note 7)	3.2	3.1
Depletion, depreciation and amortization (Note 5)	113.5	134.2
Gain on foreign exchange	(8.5)	(67.4)
Loss (gain) on short-term investments	(0.1)	0.1
Total expenses	226.4	210.4

Net income before income taxes	191.5	63.6

Provision for (recovery of) income taxes
Current	13.5	(7.0)
Deferred	35.5	6.5
Total income taxes (recoveries)	49.0	(0.5)

Net income	142.5	64.1

Net income per share (Note 10)
Basic	0.40	0.18
Diluted	0.40	0.18
See accompanying notes to the unaudited condensed interim consolidated financial statements.

ARC Resources Ltd.	43

ARC RESOURCES LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (unaudited)
For the three months ended March 31

(Cdn$ millions)	2017	2016

Net income	142.5	64.1
Other comprehensive income (loss)
Items that may be reclassified into earnings, net of tax:
Net unrealized gain (loss) on reclamation fund investments	(0.3)	0.1
Other comprehensive income (loss)	(0.3)	0.1
Comprehensive income	142.2	64.2
See accompanying notes to the unaudited condensed interim consolidated financial statements.

ARC Resources Ltd.	44

ARC RESOURCES LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (unaudited)
For the three months ended March 31

(Cdn$ millions)	Shareholders’ Capital (Note 10)	Contributed Surplus	Deficit	Accumulated other comprehensive income (loss)	Total Shareholders’ Equity
December 31, 2015	4,536.9	12.6	(1,161.1)	0.1	3,388.5
Net income	—	—	64.1	—	64.1
Other comprehensive income	—	—	—	0.1	0.1
Total comprehensive income	—	—	64.1	0.1	64.2
Shares issued pursuant to the Dividend Reinvestment Plan and Stock Dividend Program	43.7	—	—	—	43.7
Recognized under share-based compensation plans (Note 11)	—	1.1	—	—	1.1
Dividends declared	—	—	(69.9)	—	(69.9)
March 31, 2016	4,580.6	13.7	(1,166.9)	0.2	3,427.6

December 31, 2016	4,654.9	17.6	(1,188.0)	0.3	3,484.8
Net income	—	—	142.5	—	142.5
Other comprehensive income (loss)	—	—	—	(0.3)	(0.3)
Total comprehensive income (loss)	—	—	142.5	(0.3)	142.2
Shares issued pursuant to the Dividend Reinvestment Plan and Stock Dividend Program	3.0	—	—	—	3.0
Recognized under share-based compensation plans (Note 11)	0.1	0.9	—	—	1.0
Dividends declared	—	—	(53.1)	—	(53.1)
March 31, 2017	4,658.0	18.5	(1,098.6)	—	3,577.9
See accompanying notes to the unaudited condensed interim consolidated financial statements.

ARC Resources Ltd.	45

ARC RESOURCES LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)
For the three months ended March 31

(Cdn$ millions)	2017	2016
CASH FLOW FROM OPERATING ACTIVITIES
Net income	142.5	64.1
Add items not involving cash:
Unrealized loss (gain) on risk management contracts	(110.1)	7.2
Accretion of asset retirement obligations (Note 7)	3.2	3.1
Depletion, depreciation and amortization (Note 5)	113.5	134.2
Exploration and evaluation expenses (Note 4)	—	1.7
Unrealized gain on foreign exchange	(7.7)	(67.4)
Deferred tax expense	35.5	6.5
Other (Note 13)	0.3	0.7
Net change in other liabilities (Note 13)	(21.0)	(1.1)
Change in non-cash working capital (Note 13)	35.3	3.7
Cash flow from operating activities	191.5	152.7

CASH FLOW USED IN FINANCING ACTIVITIES
Repayment of senior notes	(13.4)	(13.3)
Issuance of common shares	0.1	—
Cash dividends paid	(50.0)	(43.3)
Cash flow used in financing activities	(63.3)	(56.6)

CASH FLOW USED IN INVESTING ACTIVITIES
Acquisition of petroleum and natural gas properties (Note 5)	(0.2)	(15.1)
Property, plant and equipment development expenditures (Note 5)	(245.0)	(43.5)
Exploration and evaluation asset expenditures (Note 4)	(15.3)	(15.5)
Net reclamation fund withdrawals	1.9	0.9
Change in non-cash working capital (Note 13)	98.4	(24.7)
Cash flow used in investing activities	(160.2)	(97.9)

DECREASE IN CASH AND CASH EQUIVALENTS	(32.0)	(1.8)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	222.2	167.3
CASH AND CASH EQUIVALENTS, END OF PERIOD	190.2	165.5
The following are included in cash flow from operating activities:
Income taxes paid in cash	8.2	—
Interest paid in cash	15.4	16.3
See accompanying notes to the unaudited condensed interim consolidated financial statements.

ARC Resources Ltd.	46

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
March 31, 2017 and 2016

1.	STRUCTURE OF THE BUSINESS
The principal undertakings of ARC Resources Ltd. and its subsidiaries (collectively, the “Company” or “ARC”) are to carry on the business of acquiring, developing and holding interests in petroleum and natural gas properties and assets.
ARC was incorporated in Alberta, Canada and the Company’s registered office and principal place of business is located at 1200, 308 – 4th Avenue SW, Calgary, Alberta, Canada T2P 0H7.

2.	BASIS OF PREPARATION
These unaudited condensed interim consolidated financial statements (the “financial statements”) have been prepared in accordance with International Accounting Standard ("IAS") 34 Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board ("IASB"). These financial statements are condensed as they do not include all of the information required by IFRS for annual financial statements and therefore should be read in conjunction with ARC's audited consolidated financial statements for the year ended December 31, 2016. All financial information is reported in millions of Canadian dollars ("Cdn$"), unless otherwise noted. References to “US$” are to United States dollars.
The financial statements have been prepared on a historical cost basis, except as detailed in the accounting policies disclosed in Note 3 "Summary of Accounting Policies" of ARC's audited consolidated financial statements for the year ended December 31, 2016. All accounting policies and methods of computation followed in the preparation of these financial statements are consistent with those of the previous financial year, except for income taxes. Income taxes on net income (loss) in the interim periods are accrued using the income tax rate that would be applicable to the expected total annual net income (loss). There have been no significant changes to the use of estimates or judgments since December 31, 2016.
All inter-entity transactions have been eliminated upon consolidation between ARC and its subsidiaries in these financial statements. ARC's operations are viewed as a single operating segment by the chief operating decision maker of the Company for the purpose of resource allocation and assessing performance.
These financial statements were authorized for issue by the Board of Directors on May 3, 2017.

3.	FUTURE ACCOUNTING POLICY CHANGES
In April 2016, the IASB issued its final amendments to IFRS 15 Revenue from Contracts with Customers, which replaces IAS 18 Revenue, IAS 11 Construction Contracts, and related interpretations. IFRS 15 provides a single, principles-based five-step model to be applied to all contracts with customers. The standard requires an entity to recognize revenue to reflect the transfer of goods and services for the amount it expects to receive, when control is transferred to the purchaser. Disclosure requirements have also been expanded. The standard is required to be adopted either retrospectively or using a modified retrospective approach for annual periods beginning on or after January 1, 2018, with earlier adoption permitted. IFRS 15 will be applied by ARC on January 1, 2018. The Company has created a project plan and is currently in the process of reviewing its various revenue streams and underlying contracts with customers to determine the impact, if any, that the adoption of IFRS 15 will have on its financial statements, as well as the impact that adoption of the standard will have on disclosure.

In July 2014, the IASB completed the final elements of IFRS 9 Financial Instruments. The standard supersedes earlier versions of IFRS 9 and completes the IASB’s project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 introduces a single approach to determine whether a financial asset is measured at amortized cost or fair value and replaces the multiple rules in IAS 39. The approach is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. For financial liabilities, IFRS 9 retains most of the requirements of IAS 39; however, where the fair value option is applied to financial liabilities, any change in fair value resulting from an entity’s own credit risk is recorded in OCI rather than the statement of income, unless this creates an accounting mismatch. The Company anticipates that adoption of IFRS 9 will result in changes to the classification of the Company’s financial assets but will not change the classification of the Company’s financial liabilities. The Company does not anticipate any material changes in the carrying values of the Company’s financial instruments as a result of the adoption of

ARC Resources Ltd.	47

IFRS 9. In addition, IFRS 9 introduces a new expected credit loss model for calculating impairment of financial assets, replacing the incurred loss impairment model required by IAS 39. ARC does not anticipate that the new impairment model will result in material changes to the valuation of its financial assets on adoption of IFRS 9. IFRS 9 also contains a new model to be used for hedge accounting. The Company does not currently apply hedge accounting to its risk management contracts and does not currently intend to apply hedge accounting to any of its existing risk management contracts on adoption of IFRS 9. The standard will come into effect for annual periods beginning on or after January 1, 2018, with earlier adoption permitted. IFRS 9 will be applied on a retrospective basis by ARC on January 1, 2018.
In January 2016, the IASB issued IFRS 16 Leases, which replaces IAS 17 Leases. For lessees applying IFRS 16, a single recognition and measurement model for leases would apply, with required recognition of assets and liabilities for most leases. The standard will come into effect for annual periods beginning on or after January 1, 2019, with earlier adoption permitted if the entity is also applying IFRS 15 Revenue from Contracts with Customers. The standard is required to be adopted either retrospectively or using a modified retrospective approach. IFRS 16 will be applied by ARC on January 1, 2019 and the Company is currently evaluating the impact of the standard on ARC's financial statements.

4.	EXPLORATION AND EVALUATION ("E&E") ASSETS

Carrying Amount
Balance, December 31, 2016	313.2
Additions	15.3
Change in asset retirement cost	0.3
Balance, March 31, 2017	328.8
At March 31, 2017, ARC evaluated its E&E assets for indicators of any potential impairment. As a result of this assessment, no indicators were identified and no impairment was recorded on ARC's E&E assets.

5.	PROPERTY, PLANT AND EQUIPMENT ("PP&E")

Cost	Development and Production Assets	Administrative Assets	Total
Balance, December 31, 2016	7,020.3	67.3	7,087.6
Additions	243.1	2.0	245.1
Acquisitions	0.6	—	0.6
Change in asset retirement cost	11.5	—	11.5
Other	(0.9)	—	(0.9)
Balance, March 31, 2017	7,274.6	69.3	7,343.9

Accumulated Depletion, Depreciation and Amortization ("DD&A") and Impairment
Balance, December 31, 2016	(2,929.1)	(39.6)	(2,968.7)
DD&A	(112.2)	(1.3)	(113.5)
Other	(0.4)	—	(0.4)
Balance, March 31, 2017	(3,041.7)	(40.9)	(3,082.6)

Carrying Amounts
Balance, December 31, 2016	4,091.2	27.7	4,118.9
Balance, March 31, 2017	4,232.9	28.4	4,261.3
For the three months ended March 31, 2017, $7.3 million of direct and incremental general and administrative ("G&A") expenses were capitalized to PP&E ($4.4 million for the three months ended March 31, 2016). At March 31, 2017, future development costs of $2.8 billion were included in the depletion calculation ($2.7 billion at March 31, 2016).

ARC Resources Ltd.	48

At March 31, 2017, ARC evaluated its development and production assets for indicators of any potential impairment or related reversal. As a result of this assessment, no indicators were identified and no impairment or related reversal were recorded on ARC's development and production assets.

6.	LONG-TERM DEBT

	US $ Denominated		Canadian $ Amount
	March 31, 2017	December 31, 2016	March 31, 2017	December 31, 2016
Senior notes
Master Shelf Agreement
5.42% US$ note	9.4	9.4	12.5	12.6
4.98% US$ note	20.0	30.0	26.7	40.3
3.72% US$ note	150.0	150.0	199.8	201.4
2009 note issuance
8.21% US$ note	35.0	35.0	46.6	47.0
2010 note issuance
5.36% US$ note	150.0	150.0	199.8	201.4
2012 note issuance
3.31% US$ note	60.0	60.0	79.9	80.6
3.81% US$ note	300.0	300.0	399.7	402.7
4.49% Cdn$ note	N/A	N/A	40.0	40.0
Total long-term debt outstanding	724.4	734.4	1,005.0	1,026.0
Long-term debt due within one year			51.1	51.5
Long-term debt due beyond one year			953.9	974.5
At March 31, 2017, the fair value of all senior notes is $1,016.8 million ($1,032.7 million as at December 31, 2016), compared to a carrying value of $1,005.0 million ($1,026.0 million as at December 31, 2016).

ARC Resources Ltd.	49

7.	ASSET RETIREMENT OBLIGATIONS ("ARO")
ARC has estimated the net present value of its total ARO to be $384.9 million as at March 31, 2017 ($378.9 million at December 31, 2016) based on a total future undiscounted liability of $727.8 million ($725.9 million at December 31, 2016).

The following table reconciles ARC’s provision for its ARO:

	Three Months Ended March 31, 2017	Year Ended December 31, 2016
Balance, beginning of period	378.9	573.2
Development activities	3.7	5.3
Change in estimates (1)	8.1	27.0
Change in discount rate	—	(24.2)
Settlement of obligations	(9.1)	(13.0)
Accretion	3.2	12.1
Acquisitions and business combinations	—	16.4
Revaluation of obligations acquired in business combination (2)	—	42.1
Dispositions	—	(88.9)
Reclassified as liabilities associated with assets held for sale	0.1	(171.1)
Balance, end of period	384.9	378.9
Expected to be incurred within one year	15.5	15.5
Expected to be incurred beyond one year	369.4	363.4

(1)	Relates to changes in anticipated settlement dates of ARO.

(2)	Relates to the revaluation of obligations acquired in business combinations subsequent to their initial measurement.

The Bank of Canada's long-term risk-free bond rate of 2.3% per cent (2.3% per cent at December 31, 2016) and an inflation rate of 2.0 per cent (2.0 per cent at December 31, 2016) were used to calculate the present value of ARO at March 31, 2017.

8.	CAPITAL MANAGEMENT
ARC manages its capital structure and makes adjustments to it in response to changes in economic conditions and the risk characteristics of the underlying assets. ARC is able to change its capital structure by issuing new shares, new debt or changing its dividend policy.
ARC’s objective when managing its capital is to maintain a conservative structure that will allow it to:

•	fund its development and exploration program;

•	provide financial flexibility to execute on strategic opportunities; and

•	maintain a dividend policy that, in normal times, in the opinion of Management and the Board of Directors, is sustainable.
ARC manages its capital through:

•	common shares; and

•	net debt.
When evaluating ARC’s capital structure, Management's long-term strategy is to keep its net debt balance to a ratio of between one to 1.5 times annualized funds from operations and less than 20 per cent of total market capitalization. At March 31, 2017, ARC’s net debt was 0.7 times its annualized funds from operations as ARC received proceeds from dispositions completed in the fourth quarter of 2016. The proceeds from the dispositions are currently held in short-term investment-grade assets. Over time, ARC expects its net debt to annualized funds from operations ratio to return to the target levels of between one to 1.5 times annualized funds from operations as the proceeds will be reinvested to fund continued capital development in ARC’s core operating areas.

ARC Resources Ltd.	50

Funds from Operations
ARC considers funds from operations to be a key measure of operating performance as it demonstrates ARC’s ability to generate the necessary funds to fund sustaining capital and future growth through capital investment and to repay debt. Management believes that such a measure provides an insightful assessment of ARC’s operations on a continuing basis by eliminating certain non-cash charges and charges that are nonrecurring. Funds from operations is not a standardized measure and therefore may not be comparable with the calculation of similar measures for other entities.

Funds from operations for the three months ended March 31, 2017 and 2016 is calculated as follows:

	Three Months Ended March 31, 2017	Three Months Ended March 31, 2016
Cash flow from operating activities	191.5	152.7
Net change in other liabilities (Note 13)	21.0	1.1
Change in non-cash operating working capital (Note 13)	(35.3)	(3.7)
Funds from operations	177.2	150.1

Net Debt and Total Capitalization

Net debt is used by Management as a key measure to assess the Company's liquidity. Total capitalization is used by Management and ARC's investors in analyzing the Company's balance sheet strength and liquidity.

	March 31, 2017	March 31, 2016
Long-term debt (1)	1,005.0	1,034.4
Accounts payable and accrued liabilities	254.9	119.2
Dividends payable	17.7	17.5
Cash and cash equivalents, accounts receivable, prepaid expenses and short-term investments	(776.2)	(302.7)
Net debt	501.4	868.4
Shares outstanding (millions) (2)	353.4	349.8
Share price ($) (3)	19.00	18.89
Market capitalization	6,714.6	6,607.7
Net debt	501.4	868.4
Total capitalization	7,216.0	7,476.1
Net debt as a percentage of total capitalization (%)	6.9	11.6
Net debt to annualized funds from operations (ratio)	0.7	1.4

(1)	Includes current portion of long-term debt at March 31, 2017 and 2016 of $51.1 million and $54.7 million, respectively.

(2)	Basic shares outstanding as at March 31, 2017 and 2016, respectively.

(3)	TSX closing price as at March 31, 2017 and 2016, respectively.

ARC Resources Ltd.	51

9.	FINANCIAL INSTRUMENTS AND MARKET RISK MANAGEMENT
Financial Instruments
ARC's financial instruments include cash and cash equivalents, short-term investments, accounts receivable, risk management contracts, reclamation fund, accounts payable and accrued liabilities, dividends payable, and long-term debt.
ARC’s financial instruments that are carried at fair value on the unaudited condensed interim consolidated balance sheets (the "balance sheets") include cash and cash equivalents, short-term investments, risk management contracts, and reclamation fund. The fair value of long-term debt is disclosed in Note 6. To estimate the fair value of these instruments, ARC uses quoted market prices when available, or third-party models and valuation methodologies that use observable market data. Fair value is measured using the assumptions that market participants would use, including transaction-specific details and non-performance risk.
All financial assets and liabilities for which fair value is measured or disclosed in the financial statements are further categorized using a three-level hierarchy that reflects the significance of the lowest level of inputs used in determining fair value:

•
Level 1 – Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

•
Level 2 – Pricing inputs are other than quoted prices in active markets included in Level 1. Prices in Level 2 are either directly or indirectly observable as of the reporting date. Level 2 valuations are based on inputs, including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the marketplace.

•	Level 3 – Valuations in this level are those with inputs for the asset or liability that are not based on observable market data.
All of ARC’s financial instruments carried at fair value are transacted in active markets. ARC’s cash and cash equivalents, short-term investments, and reclamation fund are classified as Level 1 measurements and its risk management contracts and fair value disclosure for its long-term debt are classified as Level 2 measurements. ARC does not have any financial instruments classified as Level 3.
ARC determines whether transfers have occurred between levels in the hierarchy by reassessing its hierarchy classifications at each reporting date based on the lowest level input that is significant to the fair value measurement as a whole. There were no transfers between levels in the hierarchy in the three months ended March 31, 2017 or 2016.
The carrying values of ARC's accounts receivable, accounts payable and accrued liabilities, and dividends payable approximate their fair values.
Financial Assets and Financial Liabilities Subject to Offsetting
ARC's risk management contracts are subject to master netting agreements that create a legally enforceable right to offset by counterparty the related financial assets and financial liabilities on the Company's balance sheets in all circumstances. ARC manages these contracts on the basis of its net exposure to market risks and therefore measures their fair value consistently with how market participants would price the net risk exposure at the reporting date under current market conditions.

ARC Resources Ltd.	52

The following is a summary of ARC's financial assets and financial liabilities that are subject to offsetting as at March 31, 2017 and December 31, 2016:

	Gross Amounts of Recognized Financial Assets (Liabilities)	Gross Amounts of Recognized Financial Assets (Liabilities) Offset in Balance Sheet	Net Amounts of Financial Assets (Liabilities) Recognized in Balance Sheet Prior to Credit Risk Adjustment	Credit Risk Adjustment	Net Amounts of Financial Assets (Liabilities) Recognized in Balance Sheet
As at March 31, 2017
Risk management contracts
Current asset	133.6	(31.5)	102.1	(0.8)	101.3
Long-term asset	192.5	(15.5)	177.0	(1.3)	175.7
Current liability	(44.4)	31.5	(12.9)	0.3	(12.6)
Long-term liability	(15.5)	15.5	—	—	—
Net position	266.2	—	266.2	(1.8)	264.4

As at December 31, 2016
Risk management contracts
Current asset	100.1	(40.7)	59.4	(0.4)	59.0
Long-term asset	140.5	(16.2)	124.3	(0.9)	123.4
Current liability	(70.3)	40.7	(29.6)	0.7	(28.9)
Long-term liability	(16.2)	16.2	—	—	—
Net position	154.1	—	154.1	(0.6)	153.5
Risk Management Contracts
The following is a summary of all risk management contracts in place, excluding premiums, as at March 31, 2017. Risk management contract premiums have been disclosed as commitments in Note 12.

Financial WTI Crude Oil Contracts (1) (2)
			Volume	Bought Put	Sold Call	Sold Put
Term		Contract	bbl/d	US$/bbl	US$/bbl	US$/bbl
1-Apr-17	31-Dec-17	Collar	3,000	40.00	50.00	—
1-Apr-17	31-Dec-17	3-Way Collar	8,000	46.25	57.61	34.38
1-Jul-17	31-Dec-17	3-Way Collar	3,000	50.00	58.73	37.50
1-Jan-18	31-Dec-18	3-Way Collar	4,000	50.00	65.39	40.00
1-Jan-19	31-Dec-19	3-Way Collar	2,000	50.00	65.63	40.00

(1)	Settled on the monthly average price.

(2)
The prices and volumes in this table represent averages for several contracts. The average price for the portfolio of options listed above does not have the same payoff profile as the individual option contracts.

Financial Cdn$ WTI Crude Oil Contracts (3)
			Volume	Sold Swap	Bought Put	Sold Call
Term		Contract	bbl/d	Cdn$/bbl	Cdn$/bbl	Cdn$/bbl
1-Apr-17	30-Jun-17	Collar	3,000	—	70.00	83.38
1-Jan-18	31-Dec-18	Collar	2,000	—	65.00	76.25
1-Jan-18	31-Dec-18	Swap	4,000	73.13	—	—

(3)	Settled on the monthly average price (monthly average US$/bbl multiplied by the Bank of Canada monthly average noon day rate).

ARC Resources Ltd.	53

Financial MSW Crude Oil Contracts (4)
			Volume	Sold Swap
Term		Contract	bbl/d	US$/bbl
1-Apr-17	31-Dec-17	Swap	10,000	(3.22)
1-Jan-18	31-Dec-18	Swap	4,000	(3.50)

(4)
Settled on the monthly average MSW differential to WTI. The MSW differential refers to the discount between WTI and the mixed sweet crude grade at Edmonton, calculated on a monthly weighted average basis.

Financial NYMEX Henry Hub Natural Gas Contracts (5)
			Volume	Sold Swap	Bought Put	Sold Call	Sold Put
Term		Contract	MMBtu/d	US$/MMBtu	US$/MMBtu	US$/MMBtu	US$/MMBtu
1-Apr-17	31-Dec-17	Swap	145,000	4.00	—	—	—
1-Apr-17	31-Dec-17	Collar	20,000	—	3.00	3.37	—
1-Jan-18	31-Dec-18	Swap	90,000	4.00	—	—	—
1-Jan-18	31-Dec-18	3-Way Collar	50,000	—	3.00	3.66	2.50
1-Jan-19	31-Dec-19	Collar	40,000	—	4.00	5.00	—
1-Jan-19	31-Dec-19	3-Way Collar	30,000	—	2.75	3.40	2.25

(5)	NYMEX Henry Hub "Last Day" Settlement.

Financial AECO Natural Gas Contracts (6)
			Volume	Sold Swap	Bought Put	Sold Call
Term		Contract	GJ/d	Cdn$/GJ	Cdn$/GJ	Cdn$/GJ
1-Apr-17	31-Dec-17	Swap	60,000	2.64	—	—
1-Jul-17	31-Dec-17	Swap	20,000	3.05	—	—
1-Nov-17	31-Mar-18	Swap	20,000	3.22	—	—
1-Jan-18	31-Dec-18	Swap	40,000	2.96	—	—
1-Jan-19	31-Dec-19	Swap	20,000	3.16	—	—
1-Jan-19	31-Dec-19	Collar	10,000	—	3.00	3.30
1-Jan-20	31-Dec-20	Swap	30,000	3.35	—	—
1-Jan-20	31-Dec-20	Collar	30,000	—	3.08	3.60

(6)	AECO Monthly (7A) index Cdn$/GJ.

Financial AECO Basis Ratio Swap Contracts (7)
			Volume	Sold Swap
Term		Contract	MMBtu/d	AECO/NYMEX %
1-Apr-17	31-Dec-17	Swap	120,000	90.2
1-Apr-17	30-Jun-18	Swap	20,000	89.9
1-Apr-17	31-Dec-18	Swap	5,000	77.0
1-Jan-18	31-Dec-18	Swap	45,000	81.9
1-Jan-18	30-Jun-19	Swap	20,000	90.8
1-Jul-18	31-Dec-18	Swap	20,000	85.4
1-Jan-19	31-Dec-19	Swap	20,000	81.7
1-Jul-19	31-Dec-19	Swap	20,000	80.7

(7)	ARC receives NYMEX price based on Last Day settlement multiplied by AECO/NYMEX US$/MMBtu ratio; ARC pays AECO Monthly (7A) index US$/MMBtu.

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Financial AECO Basis Fixed Price Swap Contracts (8)
			Volume	Bought Swap	Sold Swap
Term		Contract	MMBtu/d	US$/MMBtu	US$/MMBtu
1-Apr-17	30-Apr-17	Swap	50,000	(1.02)	—
1-May-17	31-Dec-17	Swap	50,000	(1.19)	—
1-Apr-17	31-Dec-17	Swap	65,000	—	(0.83)
1-Apr-17	31-Dec-18	Swap	5,000	—	(0.64)
1-Jan-18	31-Dec-18	Swap	75,000	—	(0.79)
1-Jan-19	31-Dec-19	Swap	60,000	—	(0.69)
1-Jan-19	31-Dec-20	Swap	10,000	—	(0.83)
1-Jan-19	31-Dec-21	Swap	15,000	—	(0.94)
1-Jan-20	31-Dec-20	Swap	50,000	—	(0.64)

(8)	ARC receives NYMEX price based on Last Day settlement less AECO fixed price differential; ARC pays AECO Monthly (7A) index US$/MMBtu.

Financial Electricity Heat Rate Contracts (9)
			Volume	Heat Rate
Term		Contract	MWh	GJ/MWh
1-Apr-17	31-Dec-17	Heat Rate Swap	20	13.71

(9)	ARC pays AECO Monthly (5A) x Heat Rate; ARC receives floating AESO Power Price (monthly average 24x7) Cdn$/MWh.

10.	SHAREHOLDERS’ CAPITAL

(thousands of shares)	Three Months Ended March 31, 2017	Year Ended December 31, 2016
Common shares, beginning of period	353,287	347,084
Restricted shares issued pursuant to the LTRSA (1) Plan	1	99
Forfeited restricted shares pursuant to the LTRSA Plan	(22)	(3)
Unvested restricted shares held in trust pursuant to the LTRSA Plan	21	(96)
Dividend Reinvestment Plan	129	4,756
Stock Dividend Program	16	1,398
Issued on exercise of share options	2	49
Common shares, end of period	353,434	353,287

(1)	Long-term Restricted Share Award ("LTRSA"), includes restricted shares granted and associated stock dividends.
Net income per common share has been determined based on the following:

(thousands of shares)	Three Months Ended March 31, 2017	Three Months Ended March 31, 2016
Weighted average common shares	353,364	348,680
Dilutive impact of share-based compensation(1)	374	189
Weighted average common shares, diluted	353,738	348,869

(1)
For the three months ended March 31, 2017, 3.1 million share options were excluded from the diluted weighted average shares calculation as they were anti-dilutive (2.3 million for the three months ended March 31, 2016).

Dividends declared for the three months ended March 31, 2017 were $0.15 per common share, ($0.20 for the three months ended March 31, 2016).
On April 17, 2017, the Board of Directors declared a dividend of $0.05 per common share designated as an eligible dividend, payable in cash to shareholders of record on April 28, 2017. The dividend payment date is May 15, 2017.
On February 8, 2017, ARC's Board of Directors approved the cancellation of ARC's Dividend Reinvestment Plan and Stock Dividend Program beginning with the dividend payment on April 17, 2017 to shareholders of record on

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March 31, 2017. Shareholders that had been enrolled in either program will receive dividends in cash after the cancellation date.

11.	SHARE-BASED COMPENSATION PLANS
Long-term Incentive Plans
The following table summarizes the Restricted Share Unit ("RSU"), Performance Share Unit ("PSU") and Deferred Share Unit ("DSU") movement for the three months ended March 31, 2017:

(number of units, thousands)	RSUs	PSUs (1)	DSUs
Balance, December 31, 2016	690	1,708	412
Granted	194	310	25
Distributed	(149)	(190)	—
Forfeited	(39)	(116)	—
Balance, March 31, 2017	696	1,712	437

(1)	Based on underlying units before any effect of the performance multiplier.
Compensation charges (recoveries) relating to the RSU and PSU Plan and DSU Plan are reconciled as follows:

	Three Months Ended March 31, 2017	Three Months Ended March 31, 2016
G&A expenses (recoveries) (1)	(5.5)	10.1
Operating expenses (recoveries)	(0.1)	1.4
PP&E (recoveries)	(0.7)	0.8
Total compensation charges (recoveries)	(6.3)	12.3
Cash payments	11.2	11.7

(1)	Within G&A expenses (recoveries), a recovery of $1.2 million is related to the DSU Plan for the three months ended March 31, 2017 ($1.3 million expense for the three months ended March 31, 2016).
At March 31, 2017, $18.3 million of compensation amounts payable were included in accounts payable and accrued liabilities on the balance sheet ($25.0 million at December 31, 2016) and $13.5 million was included in the long-term incentive compensation liability ($24.6 million at December 31, 2016). A recoverable amount of $0.3 million was included in accounts receivable at March 31, 2017 ($0.5 million at December 31, 2016).

Share Option Plan
The changes in total share options outstanding and related weighted average exercise prices for the three months ended March 31, 2017 were as follows:

	Share Options (number of units, thousands)	Weighted Average Exercise Price ($)
Balance, December 31, 2016	3,972	21.22
Exercised	(2)	17.30
Forfeited	(124)	21.87
Balance, March 31, 2017	3,846	21.05
Exercisable, March 31, 2017	665	17.62

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The following table summarizes information regarding share options outstanding at March 31, 2017:

Range of exercise price per common share ($)	Number of share options outstanding (thousands)	Weighted average exercise price per share for options outstanding ($)	Weighted average remaining term (years)	Number of share options exercisable (thousands)	Weighted average exercise price per share for options exercisable ($)
15.15 - 20.00	742	15.15	2.22	361	15.15
20.01 - 25.00	2,643	21.09	4.70	304	20.56
25.01 - 30.29	461	30.29	4.22	—	—
Total	3,846	21.05	4.17	665	17.62
ARC recorded compensation expense of $0.7 million relating to the share option plan for the three months ended March 31, 2017 ($0.9 million for the three months ended March 31, 2016). During the three months ended March 31, 2017, $0.1 million of share option compensation charges were capitalized to PP&E ($0.1 million for the three months ended March 31, 2016).
LTRSA Plan
The changes in total LTRSA outstanding and related fair value per restricted share for the three months ended March 31, 2017 were as follows:

	LTRSA (number of units, thousands)	Fair Value per Restricted Share ($)
Balance, December 31, 2016	193	21.33
Stock Dividend Program	1	20.33
Forfeited	(22)	21.42
Balance, March 31, 2017	172	21.31
ARC recorded G&A expenses of $0.1 million relating to the LTRSA Plan during the three months ended March 31, 2017 ($0.1 million for the three months ended March 31, 2016).

12.	COMMITMENTS AND CONTINGENCIES
The following is a summary of ARC’s contractual obligations and commitments as at March 31, 2017:

	Payments Due by Period
	1 Year	2-3 Years	4-5 Years	Beyond 5 Years	Total
Debt repayments (1)	51.1	143.9	306.4	503.6	1,005.0
Interest payments (2)	42.8	74.5	53.3	35.0	205.6
Reclamation fund contributions (3)	3.1	5.9	5.5	42.2	56.7
Purchase commitments	46.4	9.5	0.4	—	56.3
Transportation commitments	96.2	196.4	165.0	464.6	922.2
Operating leases	16.1	29.5	28.0	28.0	101.6
Risk management contract premiums (4)	4.5	0.8	—	—	5.3
Total contractual obligations and commitments	260.2	460.5	558.6	1,073.4	2,352.7

(1)	Long-term and current portion of long-term debt.

(2)	Fixed interest payments on senior notes.

(3)	Contribution commitments to a restricted reclamation fund associated with the Redwater property.

(4)	Fixed premiums to be paid in future periods on certain commodity price risk management contracts.

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13.	SUPPLEMENTAL DISCLOSURES
Presentation in the Statements of Income
ARC’s statements of income are prepared primarily by nature of item, with the exception of employee compensation expenses which are included in both operating and G&A expense line items.
The following table details the amount of total employee compensation expenses included in operating and G&A expense line items in the statements of income:

	Three Months Ended	Three Months Ended
	March 31, 2017	March 31, 2016
Operating	10.2	9.7
G&A	12.1	25.2
Total employee compensation expenses	22.3	34.9
Cash Flow Statement Presentation
The following tables provide a detailed breakdown of certain line items contained within cash flow from operating activities:

	Three Months Ended	Three Months Ended
Change in Non-Cash Working Capital	March 31, 2017	March 31, 2016
Accounts receivable	41.1	(4.1)
Accounts payable and accrued liabilities	93.1	(17.5)
Prepaid expenses	1.3	0.6
Short-term investments	(1.8)	—
Total	133.7	(21.0)
Relating to:
Operating activities	35.3	3.7
Investing activities	98.4	(24.7)
Total change in non-cash working capital	133.7	(21.0)

	Three Months Ended	Three Months Ended
Other Non-Cash Items	March 31, 2017	March 31, 2016
Non-cash lease inducement	(0.4)	(0.4)
Loss (gain) on short-term investments	(0.1)	0.1
Share-based compensation expense	0.8	1.0
Total other non-cash items	0.3	0.7

	Three Months Ended	Three Months Ended
Net Change in Other Liabilities	March 31, 2017	March 31, 2016
Long-term incentive compensation liability	(11.1)	1.0
Risk management contracts	(0.8)	—
ARO settlements	(9.1)	(2.1)
Total net change in other liabilities	(21.0)	(1.1)

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